UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Assertio Holdings, Inc.
(Name of Subject Company)

Assertio Holdings, Inc.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)
04546C304
(CUSIP Number of Class of Securities)
Mark Reisenauer
Chief Executive Officer
Assertio Holdings, Inc.
100 South Saunders Rd., Suite 300
Lake Forest, IL 60045
(224) 419-7106
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:
Ryan A. Murr
Branden C. Berns
Evan D’Amico
Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111-3715
(415) 393-8373

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information.
(a)   Name and Address.
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Assertio Holdings, Inc., a Delaware corporation (“Assertio”). The address of the principal executive offices of Assertio is 100 South Saunders Rd., Suite 300, Lake Forest, Illinois 60045, and its telephone number is (224) 419-7106. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Assertio” refer to Assertio Holdings, Inc.
(b)   Securities.
The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Assertio, $0.0001 par value per share (collectively, the “Shares”). As of May 14, 2026, (i) 6,462,180 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (ii) no Shares were held in treasury, (iii) no shares of preferred stock were outstanding, and (iv) an aggregate of 1,085,790 Shares were subject to or otherwise deliverable in connection with outstanding equity-based awards or the exercise or settlement of outstanding Company Equity Awards issued pursuant to the Company Stock Plans (each as defined below).
Item 2.   Identity and Background of Filing Person.
(a)   Name and Address.
The name, address and telephone number of Assertio, which is the person filing this Schedule 14D-9, are set forth above under “Item 1. Subject Company Information — Name and Address.”
(b)   Tender Offer.
This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Zydus Worldwide DMCC, a limited liability company incorporated under the laws of the United Arab Emirates (“Parent”), and (ii) Zara Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the tender offer to purchase all of the outstanding Shares at a per Share offer price of $23.50 (the “Offer Price”), payable in cash, without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).
The Offer to Purchase and the Letter of Transmittal are being mailed to Assertio’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 13, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Merger Sub, Assertio and, solely for purposes of Section 9.20 of the Merger Agreement, Zydus Pharmaceuticals (USA) Inc., a New Jersey corporation (“Guarantor”). Prior to Assertio’s entry into the Merger Agreement, Assertio entered into that certain Agreement and Plan of Merger, dated as of April 8, 2026 (the “Original Garda Merger Agreement”), with Garda Therapeutics, Inc. (“Garda”) and Audi Merger Sub, Inc., which was subsequently amended and restated on May 1, 2026 (the “Amended Garda Merger Agreement”). The Amended Garda Merger Agreement was terminated in accordance with its terms by Assertio concurrently with Assertio’s entry into the Merger Agreement. A more complete description of the Merger Agreement can be found in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other things, that following the consummation of the Offer and upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into Assertio (the “Merger”), the separate existence of Merger Sub will cease and Assertio will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of Assertio’s stockholders. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such other time and date as may be mutually agreed upon between Parent and Assertio in writing and specified in the certificate of merger, the “Effective Time”) (other than (i) Shares held by Assertio or any subsidiary of Assertio (including in Assertio’s treasury), or by Parent, Merger Sub or any other subsidiary of Parent, (ii) any Shares irrevocably accepted to be acquired in the Offer, and (iii) Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest, less any required withholding taxes (the “Merger Consideration”). Upon the Effective Time, Assertio will cease to be a publicly traded company and will become wholly owned by Parent. “Transactions” shall mean the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
At the Effective Time, by virtue of the Merger and without any action on the part of any holder of an option to purchase Shares (an “Option”), each Option, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time will be canceled and, in exchange therefor, each former holder of any such canceled Option will be entitled to receive from the Surviving Corporation as soon as practicable following the Effective Time (but in no event later than ten business days thereafter), an amount in cash (without interest and subject to deduction for any required withholding taxes), equal to the product of: (A) an amount equal to the excess, if any, of the Offer Price, payable in cash, without interest and less any required tax withholding, over the exercise price per Share with respect to such Option; and (B) the number of Shares subject to such Option (such amount, the “Stock Option Cash Consideration”); provided, that if the exercise price per share (as adjusted for the conversion described above) of any such Option is equal to or greater than the Offer Price, payable in cash, without interest and less any required tax withholding, such Option will be canceled without any cash payment being made in respect thereof (each such Option, a “Canceled Option”).
The Merger Agreement also provides that, as of immediately prior to the Effective Time, each restricted stock unit of the Company (an “RSU”) that is outstanding but not then vested (i) will fully vest, and (ii) at the Effective Time, each RSU will be canceled and converted into the right to receive from the Surviving Corporation as soon as practicable after the Effective Time (but in no event later than ten business days thereafter), an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the Offer Price, payable in cash, without interest and less any required tax withholding (such amount, the “RSU Cash Consideration”).
In addition, the Merger Agreement provides that any amounts deducted or withheld from the Offer Price, payable in cash, without interest and less any required tax withholding, the Merger Consideration, or any other amounts payable in respect of Shares, Options, and Company RSUs pursuant to the Merger Agreement in respect of required withholding taxes will be treated for all purposes under the Merger Agreement as having been paid to the person to whom such amounts would otherwise have been paid.
The initial expiration date of the Offer is one minute after 11:59 p.m., Eastern Time, on June 15, 2026, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”).
The Merger Agreement also provides, among other things, that subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of all of the conditions of the Offer and the Merger Agreement, as soon as practicable after the Expiration Date (and in any event within one business day after the Expiration Date), Merger Sub will accept for payment (the time of such acceptance, the “Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place as promptly as practicable following the consummation of the Offer but in any event not later than the second business day following the satisfaction or waiver of the conditions precedent set forth in the Merger Agreement, without a vote of Assertio’s stockholders, in accordance with Section 251(h) of the DGCL.
Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, certain stockholders of Assertio have entered into tender and support agreements with Parent and Merger Sub (each, a “Support Agreement” and collectively, the “Support Agreements”), substantially in the form attached as Exhibit A to the Merger Agreement.
Pursuant to the Support Agreements, each stockholder party thereto has agreed, among other things, to irrevocably tender, or cause to be tendered, all of its Shares into the Offer, free and clear of all liens (other than permitted liens), subject to the terms and conditions of its Support Agreement. In addition, each stockholder has agreed not to transfer, sell, assign, pledge, encumber or otherwise dispose of any of its Shares (other than transfers to affiliates or between trusts for estate planning purposes, provided such transferees agree to remain subject to the terms of the Support Agreement) or tender any Shares into any tender or exchange offer commenced by a Person other than Parent, Merger Sub or any other subsidiary of Parent.
Pursuant to the Support Agreements, each stockholder has also agreed, solely in its capacity as a stockholder, (i) to waive any rights to demand appraisal of its Shares under Section 262 of the DGCL and (ii) not to commence or participate in any proceeding against Parent, Merger Sub or Assertio relating to the negotiation, execution or delivery of the Support Agreement or the Merger Agreement or the consummation of the Offer or the Merger. Nothing in the Support Agreements prevents any stockholder who is a director or officer of Assertio from exercising his or her fiduciary duties in such capacity.
Each Support Agreement will terminate upon the earliest to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement, (iii) any amendment to the Merger Agreement, without the stockholder’s prior written consent, that negatively or adversely affects the Offer or that decreases the amount, or changes the form, of consideration payable to Assertio’s stockholders, (iv) the mutual written agreement of the parties, (v) any material breach of the Support Agreement or the Merger Agreement by Parent or Merger Sub, or (vi) the Company Board’s approval, recommendation, encouragement or support of an alternative transaction.
A more complete description of the Support Agreements can be found in Section 11 (The Merger Agreement; Other Agreements — Support Agreements) of the Offer to Purchase and the Support Agreements, the form of which has been filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is incorporated herein by reference.
The foregoing summary of the Transactions and the Support Agreements is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and the terms of the Merger Agreement and the Support Agreements.
According to the Offer to Purchase, the principal executive office of each of Parent and Merger Sub is Zydus Corporate Park, Scheme No. 63, Survey No. 536, Khoraj (Gandhinagar), Near Vaishnodevi Circle, Sarkhej — Gandhinagar Highway, Ahmedabad, Gujarat, 382481, India and Unit No. 908, Armada Tower 2, Plot No. JLT-PH2-P2A, Jumeirah Lakes Towers P.O. BOX-113536, United Arab Emirates, respectively. According to the Offer to Purchase, the telephone number of the principal executive office of each of Parent and Merger Sub is +91-79-48040000 and +971 4 399 4381, respectively.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of Assertio’s website at investor.assertiotx.com.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9 (including, with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Assertio or any of its affiliates, on the one hand, and any of Assertio’s executive officers, directors or affiliates, on the other hand, as set forth in Assertio’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 6, 2026 (the “Proxy Statement”), filed as Exhibit (e)(3) hereto and incorporated herein by reference, in the section thereof titled “Executive Compensation”, in Assertio’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 16, 2026 (the “Annual Report”), filed as Exhibit (e)(4) hereto and incorporated herein by reference, and in Assertio’s Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed with the SEC on May 8, 2026 (the “Quarterly Report”), filed as Exhibit (e)(5) hereto and incorporated herein by reference), to Assertio’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) Assertio or any of its affiliates, on the one hand, and (ii) (A) any of Assertio’s executive officers, directors or affiliates, or (B) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.
The board of directors of Assertio (the “Board”) was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below under “Item 4. The Solicitation or Recommendation — (ii) Reasons for Recommendation.”
(a)   Arrangements between Assertio and its Executive Officers, Directors and Affiliates.
In considering the recommendation of the Board to tender Shares in the Offer, Assertio’s stockholders should be aware that Assertio’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Assertio’s stockholders generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that stockholders tender Shares in the Offer. As described in more detail below, these interests include:
•
the accelerated vesting and payment in respect of Options and RSUs (together, the “Company Equity Awards”) as of immediately prior to the Effective Time;

•
the potential receipt of severance benefits by executive officers pursuant to the terms of the management continuity agreements previously entered into between each executive officer and Assertio; and

•
the entitlement to indemnification benefits in favor of directors and executive officers.

For further information with respect to the arrangements between Assertio and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” please see the Annual Report, the Quarterly Report, the Proxy Statement, and other filings and reports that Assertio may file from time to time with the SEC.
Outstanding Shares Held by Directors and Executive Officers
If executive officers and directors of Assertio tender Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Assertio. As of May 14, 2026, the executive officers and directors of Assertio beneficially owned, in the aggregate, 102,705 Shares (excluding Shares issuable upon exercise of outstanding Options and the vesting and settlement of RSUs), representing approximately 1.59% of the then outstanding Shares.
The following table sets forth (i) the number of Shares beneficially owned as of May 14, 2026, by each of Assertio’s executive officers and directors (excluding Shares issuable upon the exercise of outstanding Options and the vesting and settlement of RSUs) and (ii) the aggregate Offer Price that would be payable for such Shares pursuant to the Offer.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Aggregate Offer Price for Shares Beneficially Owned
Executive Officers
Mark L. Reisenauer, Chief Executive Officer and Director	1,195	$28,083
Ajay Patel, Executive Vice President and Chief Financial Officer	15,942	$374,637
Paul Schwichtenberg, President and Chief Operating Officer	13,987	$328,695
Sam Schlessinger, Executive Vice President and General Counsel	14,738	$346,343
Directors
Sravan K. Emany	15,058	$353,863
Sigurd C. Kirk	4,778	$112,283
Heather L. Mason	22,759	$534,837
William T. McKee	10,068	$236,598
David M. Stark	4,180	$98,230
All of Assertio’s current directors and executive officers as a group (9 persons)	102,705	$2,413,568
Treatment of Company Equity Awards
At the Effective Time, each Option, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time will be canceled and, in exchange therefor, each former holder of any such canceled Option will be entitled to receive from the Surviving Corporation as soon as practicable following the Effective Time (but in no event later than ten business days thereafter), an amount in cash (without interest and subject to deduction for any required withholding taxes), equal to the product of: (A) an amount equal to the excess, if any, of the Offer Price over the exercise price per Share with respect to such Option; and (B) the number of Shares subject to such Option (such amount, the “Stock Option Cash Consideration”); provided, that if the exercise price per share (as adjusted for the conversion described above) of any such Option is equal to or greater than the Offer Price, such Option will be canceled without any cash payment being made in respect thereof (each such Option, a “Canceled Option”).
The Merger Agreement also provides that, as of immediately prior to the Effective Time, each RSU that is outstanding but not then vested (i) will fully vest, and (ii) at the Effective Time, each RSU will be canceled and converted into the right to receive from the Surviving Corporation as soon as practicable after the Effective Time (but in no event later than ten business days thereafter), an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the Offer Price (such amount, the “RSU Cash Consideration”).
The Merger Agreement further provides that each of the Company’s Amended and Restated 2014 Omnibus Incentive Plan, the Company’s Inducement Incentive Plan, the Company’s Second Amended and Restated 2004 Equity Incentive Plan and the Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan (collectively, the “Company Stock Plans”) will terminate as of the Effective Time.
The table below sets forth, as of May 14, 2026, for each of Assertio’s executive officers and directors: (i) (A) the aggregate number of Shares subject to the Options (other than the Canceled Options) held by the applicable executive officer or director; and (B) the value of the Offer Price payable in respect of such Options on a pre-tax basis at the Effective Time, calculated by multiplying (1) the total number of Shares underlying each such Option immediately prior to the Effective Time, by (2) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per share under each such Option and (ii) the number of Shares subject to Canceled Options.

	Company Options
Name	Number of Shares Underlying Company Options (excluding Canceled Options) (#)	Stock Option Cash Consideration Payable in Respect of Company Options (excluding Canceled Options) ($)	Number of Shares Underlying Canceled Options (#)(1)
Executive Officers
Mark L. Reisenauer, Chief Executive Officer and Director	98,748	1,112,866	—
Ajay Patel, Executive Vice President and Chief Financial Officer	72,051	713,718	24,416
Paul Schwichtenberg, President and Chief Operating Officer	78,811	793,013	24,416
Sam Schlessinger, Executive Vice President and General Counsel	68,285	670,020	24,416
Directors
Sravan K. Emany	12,583	135,404	—
Sigurd C. Kirk	18,743	172,987	—
Heather L. Mason	42,081	311,791	254
William T. McKee	10,830	122,344	741
David M. Stark	10,830	122,344	—
All of Assertio’s current directors and executive officers as a group (9 persons)	412,962	4,154,487	74,243

(1)
Canceled Options will not receive any payment in respect thereof.

The table below sets forth, as of May 14, 2026 for each of Assertio’s executive officers and directors: (i) the aggregate number of Shares subject to RSUs and (ii) the value of the RSU Cash Consideration payable in respect of such RSUs on a pre-tax basis at the Effective Time, calculated by multiplying (A) the total number of Shares issuable in settlement of such RSUs immediately prior to the Effective Time, by (B) the Offer Price.

	Company RSUs
Name	Number of Shares Underlying Company RSUs (#)	RSU Cash Consideration Payable in Respect of Company RSUs ($)
Executive Officers
Mark L. Reisenauer, Chief Executive Officer and Director	35,721	839,444
Ajay Patel, Executive Vice President and Chief Financial Officer	26,026	611,611
Paul Schwichtenberg, President and Chief Operating Officer	32,042	752,987
Sam Schlessinger, Executive Vice President and General Counsel	25,748	605,078
Directors
Sravan K. Emany	8,797	206,730
Sigurd C. Kirk	7,239	170,117
Heather L. Mason	4,851	113,999
William T. McKee	17,867	419,875
David M. Stark	7,240	170,140
All of Assertio’s current directors and executive officers as a group (9 persons)	165,531	3,889,979
Potential Payments and Benefits upon Termination or Change in Control
Equity Award Acceleration
Under the Merger Agreement, the vesting of all outstanding unvested Company Equity Awards will be accelerated as of immediately prior to the Effective Time and will be cashed out as further described above in the section captioned “— Treatment of Company Equity Awards.”
Pro-Rated 2026 Bonus
Under Assertio’s annual bonus plan in which the executive officers participate, the executive officers are entitled to a pro-rated portion of their respective annual target bonus for 2026, calculated as the executive’s annual target bonus multiplied by a fraction the numerator of which is the number of days between January 1, 2026 and the date on which the Change in Control occurs, payable on a “single trigger” basis on, and subject to continued employment through, the closing date, assumed to be May 14, 2026, of the Change in Control (such bonus, the “Pro-Rated 2026 Bonus”).
Severance Benefits
Executive officers whose services are terminated in connection with the change of control of Assertio are entitled to certain benefits. Regardless of the manner in which an executive officer’s service terminates, each executive officer is entitled to receive amounts previously earned during his or her term of service, including unpaid salary and cash out of unused vacation.
Pursuant to the terms of the management continuity agreements with each of the executive officers, upon a termination of employment by Assertio other than for Cause, death or Disability or upon a resignation for a Good Reason (each as defined in the agreements and for purposes hereof and each, a “Qualifying Termination”) within 90 days prior to, or 24 months following, the effective date of a Change in Control (as defined in the agreements), each executive officer would be eligible to receive, subject to execution and non-revocation of a release of claims in favor of Assertio and continued compliance with certain restrictive covenants:
•
a lump sum cash payment in an amount equal to the sum of two times (in the case of Mr. Reisenauer) or one and a half times (in the case of the other executive officers) the higher of (1) the base salary which the executive was receiving immediately prior to the Change in Control or (2) the base salary which the executive was receiving immediately prior to their termination of employment, plus two times (in the case of Mr. Reisenauer) or one and a half times (in the case of the other executive officers) the executive’s annual target bonus;
•
payment of the full cost of the health insurance benefits provided to the executive and the executive’s spouse and dependents through the earlier of the end of the 24-month period (in the case of Mr. Reisenauer) or 18-month period (in the case of the other executive officers) following the date of termination or the date upon which executive is no longer eligible for such COBRA or other benefits under applicable law;

•
payment of any earned but unpaid annual bonus for the year immediately preceding the year of termination;

•
outplacement services not to exceed $5,000 per month for up to three consecutive months; and

•
accelerated vesting in full of all outstanding unvested equity awards, provided that if the termination occurs prior to the date of the Change in Control, then if any of the unvested equity awards are forfeited as a result of such termination of employment, the executive will be entitled to receive a lump sum cash payment equal to the value of all such awards that were forfeited as the result of such termination of employment.

The table below sets forth, for each of Assertio’s executive officers, the estimated value of the payments and benefits the executive officer would receive under the agreements upon a change in control termination (inclusive of payment of the Pro-Rated 2026 Bonus) assuming the Effective Time occurred on May 14, 2026, and the executive incurs a Qualifying Termination immediately thereafter. No prior year bonus amounts are presented because bonuses for fiscal year 2025 have already been paid and no vesting acceleration of Company Equity Awards is presented because all Company Equity Awards held by the executives will have been canceled as of immediately before the Effective Time, as described above in “— Treatment of Company Equity Awards.”
Name	Severance ($)(1)	COBRA Payments ($)(2)	Outplacement Services ($)(3)
Executive Officers
Mark L. Reisenauer, Chief Executive Officer and Director	3,209,644	72,000	15,000
Ajay Patel, Executive Vice President and Chief Financial Officer	1,148,444	54,000	15,000
Paul Schwichtenberg, President and Chief Operating Officer	1,310,137	54,000	15,000
Sam Schlessinger, Executive Vice President and General Counsel	1,087,929	54,000	15,000

(1)
Represents (i) a lump-sum payment equal to 18 months (or 24 months in the case of Mr. Reisenauer) of the executive officer’s base salary as in effect as of May 14, 2026 plus 1.5 times (or 2 times in the case of Mr. Reisenauer) the executive’s annual target bonus as in effect as of May 14, 2026, and (ii)  the Pro-Rated 2026 Bonus, calculated as the executive’s annual target bonus multiplied by a fraction the numerator of which is the number of days between January 1, 2026 and the date on which the Change in Control occurs, payable on a “single trigger” basis on the closing date assumed to be May 14, 2026, of the Change in Control.

(2)
Represents the estimated cost of payment of premiums for coverage under COBRA for the executive officer and the executive officer’s eligible dependents, if any, for up to 18 months (or 24 months in the case of Mr. Reisenauer) under the applicable Assertio employee benefit plans.

(3)
Represents the maximum potential cost of outplacement services.

Employee Benefits
The Merger Agreement provides that, except as otherwise agreed in writing between Parent and any current or former employee of Assertio or any of its subsidiaries (each, a “Company Employee”), during the period beginning at the Effective Time and ending on the first anniversary thereof, Parent will, or will cause the Surviving Corporation and each of its subsidiaries to, (i) maintain the severance-related provisions of existing Assertio benefit plans and to provide 100% of the severance payments and benefits required thereunder to any Company Employee who is terminated during such period, (ii) maintain for such Company Employees (x) cash compensation levels (such term to include salary or wages, as applicable, bonus opportunities, commissions and severance) that are each no less favorable than, and (y) benefits (including the costs thereof to participants under Assertio’s employee benefit plans) provided under Assertio benefit plans that in the aggregate are no less favorable than the overall cash compensation levels and benefits (including the costs thereof to Assertio benefit plan participants) maintained for and provided to such Company Employees immediately prior to the Effective Time. In addition, each Company Employee will be given full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans), under any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its subsidiaries and their predecessors to the same extent recognized by the Company immediately prior to the Effective Time. In addition, for any such plan that is a “welfare benefit plan”, Parent and its subsidiaries will cause there to be waived any pre-existing condition or eligibility limitations and give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by Assertio and its subsidiaries immediately prior to the Effective Time. In addition, from and after the Effective Time, except as otherwise agreed in writing between Parent and a Company Employee or as otherwise provided in the Merger Agreement, Parent will honor, and will cause its subsidiaries to honor, in accordance with its terms, (i) each existing employment, change in control, severance and termination protection plan, policy or agreement of or between Assertio or any of its subsidiaries and any officer, director or employee of that company, (ii) all obligations in effect as of the Effective Time under any equity-based, bonus or bonus deferral plans, programs or agreements of Assertio or its subsidiaries and (iii) all obligations in effect as of the Effective Time pursuant to outstanding restoration or equity-based plans, programs or agreements, and all vested and accrued benefits under any employee benefit, employment compensation or similar plans, programs, agreements or arrangements of Assertio or its subsidiaries.
Nothing in the Merger Agreement, including the foregoing provisions, shall (i) be treated as an amendment to any Assertio compensation or benefit plan, (ii) obligate Parent or the Surviving Corporation to maintain any particular benefit plan or arrangement or (iii) prevent Parent or the Surviving Corporation from amending or terminating any benefit plan or arrangement. Nothing in the Merger Agreement is intended to provide any Company Employee any third-party beneficiary rights.
Potential for Future Arrangements
As of the date of this Schedule 14D-9, none of Assertio’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time. It is possible that Parent or its affiliates may enter into service, employment or other arrangements with Assertio’s directors or executive officers in the future.
Employment Arrangements
The employment of each of Assertio’s current executive officers is at-will and may be terminated by Assertio at any time. The management continuity agreements with current executive officers provide severance benefits as described above under the section captioned “— Potential Payments and Benefits upon Termination or Change in Control.” Each of Assertio’s executive officers has also executed Assertio’s Employee Confidential Information and Inventions Agreement or Employee Confidentiality and Restrictive Covenant Agreement and is also subject to Assertio’s Executive Compensation Clawback Policy.

Director Compensation
On the date of the Company’s 2026 Annual Meeting of Stockholders, in the ordinary course and in accordance with Assertio’s Non-Employee Director Compensation and Grant Policy, each continuing non-employee director automatically received a grant of restricted stock units with a grant date fair value of $107,500. Vesting of all outstanding equity awards held by Assertio’s non-employee directors will accelerate as of immediately prior to the Effective Time, and such awards will be cashed out, as described above under the section captioned “— Treatment of Company Equity Awards.”
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Assertio’s named executive officers who consist of Mark Reisenauer, Ajay Patel, Paul Schwichtenberg, and Assertio’s former President and Chief Executive Officer, Brendan O’Grady, whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A for the year ended December 31, 2025, filed by Assertio on April 6, 2026, that is based on or otherwise relates to the transactions contemplated by the Merger Agreement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives in connection with the transactions contemplated by the Merger Agreement may materially differ from the amounts set forth in the table.
The table below assumes, among other things, that (i) the Effective Time occurred on May 14, 2026, the latest practicable date before the filing of this Schedule 14D-9, (ii) consummation of the transactions contemplated by the Merger Agreement constitutes a “change in control” or other relevant term for purposes of the applicable compensation plan or arrangement, (iii) except with respect to Mr. O’Grady, whose employment terminated on October 27, 2025 each named executive officer receives the Pro-Rated 2026 Bonus and incurs a Qualifying Termination, as described above under the sections captioned “— Potential Payments and Benefits upon Termination or Change in Control — Pro-Rated 2026 Bonus” and “— Potential Payments and Benefits upon Termination or Change in Control — Severance Benefits,” respectively, (iv) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest prior to the Effective Time, (v) all of the named executive officer’s Options (other than the Canceled Options) and RSUs outstanding as of May 14, 2026 were canceled in exchange for the cash payments described above under the section captioned “— Potential Payments and Benefits upon Termination or Change in Control,” (vi) the value attributable to the equity awards is calculated using $23.50 per Share, which represents the Offer Price, (vii) no Options will be exercised and no RSUs will vest and be settled and no dividends will be paid with respect to Shares on or prior to the Effective Time; (viii) no named executive officer enters into any new agreement with Parent or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits; (ix) no withholding taxes are applicable to any of the payments or benefits; and (x) no payments are delayed due to Section 409A of the Internal Revenue Code (the “Code”). The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the transactions contemplated by the Merger Agreement. Finally, each named executive officer’s management continuity agreement with Assertio provides that, in the event that certain payments, benefits, awards or distributions received or to be received would result in the imposition of any excise tax pursuant to Section 4999 of the Code due to the characterization of any such payments, benefits, awards or distributions as an “excess parachute payment” under Section 280G of the Code, such payments, benefits, awards or distributions will either be paid in full or reduced in order to avoid such characterization. As such, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

	Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)	Total ($)
Named Executive Officers
Mark L. Reisenauer	3,209,644	1,952,310	87,000	—	5,248,954
Ajay Patel	1,148,444	1,325,329	69,000	—	2,542,773
Paul Schwichtenberg	1,310,137	1,546,000	69,000	—	2,925,137
Sam Schlessinger	1,087,929	1,275,098	69,000	—	2,432,026
Brendan P. O’Grady(4)	—	—	—	—	—

(1)
The amounts listed in this column represent the amount of the Pro-Rated 2026 Bonus payable to each named executive officer and cash severance payments that would be paid to each named executive officer in connection with a Qualifying Termination under the named executive officer’s management continuity agreement, as described in more detail above under “— Potential Payments and Benefits upon Termination or Change in Control — Severance Benefits” and “Potential Payments and Benefits upon Termination or Change in Control — Pro-Rated 2026 Bonus.” For each named executive officer, such amount is equal to (i) 18 months (or 24 months in the case of Mr. Reisenauer) of base salary as in effect as of May 14, 2026 plus 1.5x (or 2.0x in the case of Mr. Reisenauer) target bonus payable in a lump sum on a “double trigger” basis upon a Qualifying Termination, and (ii) the Pro-Rated 2026 Bonus (consisting of a pro-rated portion of the named executive officer’s annual target bonus for 2026, payable on a lump sum “single trigger” basis on the closing date, assumed to be May 14, 2026, of the Change in Control). Mr. O’Grady terminated employment not in connection with a change in control on October 27, 2025.

(2)
The amounts listed in this column represent the aggregate amounts payable pursuant to the Merger Agreement at the Effective Time on a “single trigger” basis to each named executive officer in respect of Company Equity Awards, whether vested or unvested, held as of May 14, 2026, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “ Treatment of Company Equity Awards.” Mr. O’Grady did not hold any outstanding equity awards as of May 14, 2026.

(3)
The amounts listed in this column represent (i) the estimated cost of payment of premiums for coverage under COBRA for the named executive officer and such named executive officer’s eligible dependents, if any, for up to 18 months (or 24 months in the case of Mr. Reisenauer) under the applicable Assertio employee benefit plans and (ii) the maximum potential cost of outplacement services, each as described in more detail above under “— Potential Payments and Benefits upon Termination or Change in Control — Severance Benefits.” These are “double trigger” benefits.

(4)
Mr. O’Grady was party to a management continuity agreement with Assertio and, in connection with his separation from Assertio effective October 27, 2025, he became eligible for benefits thereunder in connection with a Qualifying Termination not in connection with a change in control.

(b)   Arrangements with Merger Sub, Parent, and their Affiliates.
Merger Agreement
On May 13, 2026, Assertio, Parent, Merger Sub and Guarantor entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase and the description of the conditions to the Offer contained in Section 16 (Conditions to the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Assertio’s stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Merger Sub with the SEC on May 18, 2026 are incorporated herein by reference, and are not intended to provide any other factual information about Assertio, Parent, Merger Sub or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Assertio to Parent in connection with the signing of the Merger Agreement (the “Company Disclosure Letter”). Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of Assertio at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Assertio in Assertio’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Assertio’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Assertio, Parent, Merger Sub, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Solicitation/Recommendation Statement on Schedule 14D-9, as well as in Assertio’s other public filings.
Confidentiality Agreement
Assertio and Parent entered into a Confidentiality Agreement, dated as of April 17, 2026 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Assertio and Parent agreed that, subject to certain exceptions including the ability to make disclosures required pursuant to subpoena, court order, civil investigative demand or similar judicial process, any confidential information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with the parties’ evaluation, negotiation and consummation of a potential transaction between them. The Confidentiality Agreement includes a one-year non-solicitation provision restricting Parent from soliciting or hiring employees of Assertio, subject to customary exceptions for general solicitations and unsolicited referrals, a prohibition on Parent acting as a joint bidder or co-bidder with, or financing source to, any other person with respect to a potential transaction without Assertio’s prior written consent, and a prohibition on Parent purchasing or selling any securities of Assertio without Assertio’s prior written consent. The Confidentiality Agreement has a one-year term, with confidentiality and non-use obligations surviving for three years following expiration or termination. Pursuant to Section 6.5(b) of the Merger Agreement, Parent, Merger Sub and Assertio have agreed that the terms of the Confidentiality Agreement will survive until the date on which the closing of the Merger occurs, or in the event the Merger Agreement is terminated in accordance with its terms, until the expiration of the Confidentiality Agreement in accordance with its terms. The foregoing summary of the Confidentiality Agreement and Section 6.5(b) of the Merger Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference, and the full text of Section 6.5(b) of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Item 4.   The Solicitation or Recommendation.
(i)   Background of Offer and Merger
The following chronology summarizes the key meetings and events that led to the signing of the Original Garda Merger Agreement and the subsequent signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation and correspondence among representatives of Assertio, potential bidders and their respective affiliates or advisors. All dates and times referred to in the following chronology are Eastern Time unless otherwise indicated. For clarity, the per share figures included below have, to the extent applicable, been adjusted to reflect the Reverse Split (as defined below).
The Board, together with Assertio’s senior management team and with the assistance of Assertio’s financial and legal advisors, regularly reviews and evaluates Assertio’s strategic direction. From time to time, these reviews and evaluations have included Assertio’s strategy as a standalone company and potential opportunities for business combinations, partnerships, licensing arrangements, collaborations and other strategic transactions.
In October 2024, members of Assertio’s management team contacted Moelis & Company LLC (“Moelis”) to discuss Assertio’s strategic alternatives, including a potential sale of the Company or a potential merger of equals. Assertio determined to pursue such discussions for various reasons, including: Assertio is heavily dependent on a single product with a limited remaining commercial lifecycle; Assertio does not maintain an internal research and development pipeline and has uncertain options to replace anticipated future declining Rolvedon revenue on a standalone basis; Assertio is a commercially focused platform that has not recently pursued its own clinical development; Assertio has looked for, but has been unable to successfully identify, new assets to license or acquire in light of the available targets and its financial constraints; Rolvedon’s revenue trajectory is characterized by near-term growth followed by potential significant and rapid decline; Assertio’s Adjusted EBITDA is projected to compress toward breakeven by 2029; capital structure and listing considerations weighed against the standalone path; and Assertio’s public market valuation has reflected a differentiated and declining risk profile. For further detail see “Reasons for Recommendation — Strategic Rationale for the Transaction.” The Board had determined to engage Moelis based on, among other things, Moelis’s familiarity with Assertio and its business, its experience advising on comparable transactions and its ability to provide independent financial advice to the Board in connection with its evaluation of strategic alternatives.
On November 6, 2024, the Board met, with representatives of Moelis and members of Assertio senior management in attendance, in Lake Forest, Illinois to discuss strategic alternatives, including a potential sale of the Company. Assertio management began staging a virtual data room to assist potential bidders in their diligence efforts after execution of a non-disclosure agreement.
Beginning in November 2024 through the signing of the Merger Agreement on May 13, 2026, Moelis, following its engagement as financial advisor to Assertio and on behalf of Assertio, engaged with over thirty counterparties to discuss a potential transaction involving Assertio. Assertio signed confidential disclosure agreements with 26 counterparties, 21 counterparties conducted initial due diligence, and Assertio received non-binding indications of interest from 12 counterparties. The confidential disclosure agreements signed with potential transaction counterparties generally included standstill provisions that prohibited public requests to waive the standstill provisions but did not restrict counterparties from privately requesting waivers, and the standstill provisions also would terminate upon the public announcement of a sale transaction. During the strategic review process outlined below, representatives of Assertio’s management team, together with Assertio’s financial and legal advisors, regularly updated the Board and responded to questions from directors regarding the progress of the transaction process and the status of discussions with counterparties for a potential transaction, including discussions regarding valuation, transaction structure, timing considerations and key open issues under negotiation. Throughout the strategic review process, the Board also inquired of each director to confirm and subsequently re-confirm with respect to the independence of each of the members of the Board. In each such instance, no facts giving rise to any potential independence issues were identified.
Throughout November and early-December 2024, Moelis, on behalf of Assertio, had initial conversations with a broad set of potential counterparties to explore interest in a potential strategic transaction involving Assertio, including parties identified herein as Party A, Party B, Party C, Party D, Party E, Party F, Party G, Party H, Party I, Party J, Party K, Cosette, Party L and Party M.
On November 13, 2024, members of Assertio senior management held a virtual meeting with representatives of Party N to discuss, among other topics, a potential merger of Assertio and Party N.
On November 18, 2024, representatives of Moelis, on behalf of the Board, met with representatives of several companies at the Jefferies Conference in London to discuss, among other topics, a potential strategic transaction involving Assertio.
On November 25, 2024, representatives of Moelis discussed Assertio with certain members of Party GG related to Party GG’s potential interest in some or all of Assertio’s commercial products. As part of the correspondence, certain non-confidential information was shared with Party GG. On November 26, 2024, Party GG notified Moelis that it would likely not be interested in participating in a process, citing the growth profile of the Company’s assets as its primary concern.
In December 2024, members of Assertio management held initial diligence calls with five counterparties, including Party S, Party E, Party G, Party T, and Party D.
On January 6, 2025, members of Assertio management gave a presentation to representatives of Party F.
On January 7, 2025, members of Assertio management held an initial diligence meeting with Party R.
On January 9, 2025, Party H informed Moelis that it would not proceed in the process.
On January 13 and January 14, 2025, members of Assertio management and representatives of Moelis attended the J.P. Morgan Healthcare Conference in San Francisco, where they met with representatives of fourteen potential counterparties to discuss a potential strategic transaction involving Assertio.
On January 23, 2025, members of Assertio management met with representatives of Party S for a management presentation regarding a potential strategic transaction involving the Company. On that same day, members of Assertio management also conducted a commercial diligence session with representatives of Party F. On January 27, 2025, members of Party S management delivered a management presentation to representatives of Assertio.
On January 31, 2025, members of Assertio management met with representatives of Party W and Party T for diligence discussions.
On February 5, 2025, the Board met virtually, with representatives of Moelis and Assertio management present, to discuss multiple topics, including, among others, Assertio’s 2025 financial plan and potential opportunities for business combinations and other strategic transactions, including tuck-in acquisitions, change of control transactions and portfolio optimization divestitures. Representatives of Moelis updated the Board on the status of discussions with potential counterparties for a strategic transaction with Assertio.
On February 6, 2025, members of Assertio management conducted a commercial diligence session with representatives of Party L. In addition, Party X and Garda each engaged in management and diligence presentations during this period, on February 12 and February 14, respectively. Representatives of Party K informed Moelis on February 12, 2025 that Party K would not be continuing in the process, citing prioritization of internal initiatives.
On March 3, 2025, members of Assertio management delivered a management presentation to representatives of Party W, and Moelis contacted Party Z to discuss a potential transaction involving Assertio. Also on that day, members of Assertio management met with representatives of Party Y regarding a potential strategic transaction involving Assertio.
On March 5, 2025, Moelis contacted Party AA regarding a potential transaction involving Assertio. Party AA subsequently informed Moelis on March 24, 2025 that it was not interested in pursuing a transaction at this time.

On March 6, 2025, members of Assertio management held commercial and financial diligence sessions with Cosette and Party S, and also met with Party J for an initial diligence call.
On March 21, 2025, Party BB submitted an unsolicited non-binding offer for an all-cash acquisition of Assertio at $13.50 per share. On March 28, 2025, Party W submitted a non-binding offer for an all-cash acquisition of Assertio at $18.00 per share.
On April 1, 2025, the Board met virtually, with members of Assertio management, representatives of Assertio’s legal counsel at Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) and representatives of Moelis present, to discuss multiple topics, including a potential strategic transaction involving the Company. Gibson Dunn provided the Board an overview of its fiduciary duties in the context of a strategic transaction. Moelis provided the Board with an update on initial discussions with potential bidders and the key completed and in-process workstreams. Moelis then reviewed with the Board information regarding the specific counterparties that had engaged with Assertio and Moelis regarding a potential strategic transaction with Assertio, and details of the non-binding bids received to date. After discussion, the Board approved the formation of a transaction committee consisting of Sig Kirk (Chair), David Stark, and Sravan Emany (the “Transaction Committee”), which would act in an advisory capacity only and act as a Board-level resource for Assertio’s management and Assertio’s financial and legal advisors. It was noted that the Transaction Committee would have no delegated authority from the Board and would not have a formal charter and that the members of the Transaction Committee would have no additional compensation for participation on the Transaction Committee. Throughout the process described herein, the Transaction Committee met regularly, including with Assertio management, and provided updates to the Board regarding the strategic alternatives process and discussions with potential counterparties.
On April 7, 2025, Garda submitted a non-binding offer to acquire all of the issued and outstanding equity interests of the Company at an implied value in the range of $125,000,000 to $150,000,000.
Throughout April 2025, Assertio continued to engage with potential counterparties, including new entrants into the process. Members of Assertio management held meetings with Party Z, Party B, Party V, and Party Y, among others, for commercial, financial, and legal diligence sessions during this period.
On April 22, 2025, representatives of Moelis delivered to the Board a letter disclosing various relationships that Moelis had with selected potential counterparties to a transaction with Assertio, including Garda. The Board determined following its review of the letter that these relationships did not impair Moelis’ ability to provide objective financial advisory services under the engagement letter.
On April 24, 2025, the Board met virtually, with members of Assertio management, representatives of Gibson Dunn and representatives of Moelis present. At the meeting, Moelis reviewed the status of various potential bidders and the key completed and in-process workstreams for Assertio’s strategic review process. The Board discussed the overall timing and transaction process. Moelis then reviewed specific details of each bidder’s proposal, including the advantages and disadvantages of the bidders and their preferences with respect to timing, their potential ability to make further increases in price, and their respective financing requirements. After discussion with the Board, Moelis reviewed with the Board Moelis’ preliminary financial information and data regarding a potential strategic transaction, taking into account the bidders’ then current proposals.
On April 29, 2025, Party S submitted a non-binding offer for an all-stock merger with Assertio at an exchange ratio range of 0.2234 to 0.2741 shares of Assertio stock per share of Party S stock, which ratio was determined with respect to the then-current share values of Assertio and Party S and therefore prior to giving effect to the Reverse Split (as defined below). Assertio determined that the relative valuation and governance demands included in the Party S offer were insufficient to continue progressing a deal.
Throughout May 2025, Assertio and its financial and legal advisors pursued parallel workstreams, including with Garda and Cosette, and otherwise generally continued engaging with potential counterparties.
On May 2, 2025, Party X informed Assertio that it would not proceed further in the transaction process, citing perceived commercial risks with respect to Assertio’s commercial plan.

Also on May 2, 2025, Party M submitted a non-binding offer for an all-cash acquisition of the issued and outstanding equity interests of Assertio at a $40,000,000 enterprise value with up to an additional $40,000,000 in milestone payments.
On May 5, 2025, Cosette submitted a non-binding proposal to acquire Assertio’s non-Rolvedon assets for $50,000,000 in upfront cash and up to $50,000,000 in potential future milestone payments.
On May 6, 2025, Party F submitted a non-binding proposal for an all-stock acquisition of Assertio at $18.00 per share.
On May 7, 2025, the Board met virtually, with members of Assertio management and representatives of Moelis present, to discuss multiple topics, including, among other topics, potential business development opportunities and continued engagement with counterparties with respect to potential asset acquisitions and potential divestitures of certain of Assertio’s legacy products. Moelis then provided an update on discussions with potential bidders, and discussed with the Board key details of each specific bidder’s proposals, including the advantages and disadvantages of the bidders with respect to timing, potential ability to make further increases in price, and their respective financing requirements.
Also on May 7, 2025, Assertio held its 2025 Annual Meeting of Stockholders, at which stockholders approved, among other matters, a proposal to authorize the Board to effect a reverse stock split of the Company’s common stock at a ratio within a range to be determined by the Board. The Board subsequently determined to implement the Reverse Split at a ratio of one-for-fifteen, which became effective on December 26, 2025, as further described below.
On May 12, 2025, Assertio announced the May 9, 2025 divestiture of Assertio Therapeutics, Inc. including its legacy contingent litigation to ATIH Industries, LLC.
On May 14, 2025, Garda submitted a revised non-binding offer for the acquisition of Assertio at $21.90 per share, which offer was contingent upon Assertio divesting the non-Rolvedon assets and on Garda identifying a financing partner. On the same day, Party BB informed Moelis that it would not be continuing in the process.
On May 20, 2025, Gibson Dunn shared an initial “auction draft” of a draft Agreement and Plan of Merger with members of Assertio management (the “Auction Draft Merger Agreement”), which was subsequently posted to the virtual data room for bidders on May 21, 2025.
On May 29, 2025, Party B submitted a non-binding offer for an all-cash acquisition of Assertio, with $15.30 per share upfront and a contingent value right paying out at $7.65 per share upon Rolvedon meeting or exceeding $110,000,000 of net sales in 2026.
During June 2025, Assertio continued to engage in the diligence process with Garda, Party B, Cosette, Party CC, among other parties, and to negotiate the terms of potential transactions. Party W informed Moelis on June 2, 2025 that it would not be proceeding in the process due to its assessment of potential contingent liabilities. Party M submitted a revised non-binding offer on June 4, 2025 for the acquisition of Rolvedon only, consisting of $30,000,000 in cash upfront and $30,000,000 in potential future milestone payments.
On June 11, 2025, Garda submitted a responsive markup of the Auction Draft Merger Agreement.
Also on June 11, 2025, Mr. Brendan O’Grady, then-Chief Executive Officer of Assertio, spoke with the Chief Executive Officer of Party W to discuss a potential revised proposal.
On June 12, 2025, the Transaction Committee met virtually, with members of Assertio management and representatives from Moelis present, to discuss the status of the ongoing negotiations with various counterparties, including the status of Garda’s offer and Garda’s markup of the Original Garda Merger Agreement. Moelis also provided an update on the status of a potential transaction with Cosette.
On June 13, 2025, Party W submitted a revised non-binding offer for the acquisition of Rolvedon for $65,000,000 in cash.
During the remainder of June, July and August 2025, the Transaction Committee met periodically with representatives of Moelis and members of Assertio management to discuss the status of discussions with potential transaction counterparties and the latest transaction proposals. Members of Assertio management also held diligence and other meetings with representatives of various counterparties during this period, including Cosette and Party B.
Following brief non-confidential preliminary discussions, on July 14, 2025, Party HH contacted Moelis to inform that it would be passing on the opportunity based on internal capacity and competing priorities.
On July 16, 2025, Party B submitted a revised non-binding offer for an all-cash acquisition of the outstanding equity interests of Assertio for $18.45 per share, consisting of $11.10 per share payable at closing and up to $7.35 per share represented by a CVR relating to Rolvedon sales.
On July 21, 2025, Party F submitted a revised non-binding proposal for an all-stock acquisition of the outstanding equity interests of Assertio for $12.00 per share payable at closing plus up to $3.00 per share in contingent consideration related to the divestiture of the non-Rolvedon assets and certain performance metrics for Rolvedon. On July 23, 2025, representatives of Party F informed Mr. O’Grady that Party F would no longer be continuing in the process, citing commercial concerns about Rolvedon.
On July 30, 2025, the Board met virtually, with members of Assertio management and representatives of Moelis present. At the meeting, Moelis provided an overview of the status of potential bidders and the key completed and in-process workstreams for Assertio’s strategic review process. Moelis then reviewed the status of due diligence by potential counterparties, including requests from potential counterparties, and potential next steps for each bidder’s proposals. The Board discussed the transaction review process, and the Board supported continuing to explore a potential strategic transaction.
On August 5, 2025, Party B submitted a revised non-binding proposal for an all-cash acquisition of the outstanding equity interests of Assertio at $17.10 per share. On August 6, 2025, Party W submitted a revised non-binding proposal for an all-cash acquisition of Assertio’s Spectrum subsidiary, including Rolvedon, for $75,000,000 to $80,000,000 in cash. Also on that day, the Transaction Committee met with Moelis to discuss the status of discussions with potential transaction counterparties and the offers received to date.
On August 7, 2025, Garda submitted a revised non-binding offer for the acquisition of the outstanding equity interests of Assertio at $18.00 per share in cash up front with up to an additional $3.90 per share in deferred cash consideration, along with a revised markup of the Original Garda Merger Agreement.
On August 29, 2025, Party B submitted a revised non-binding proposal for an all-cash acquisition of the outstanding equity interests of Assertio at $16.95 per share, together with a revised version of the Auction Draft Merger Agreement; this offer did not include evidence of committed debt or equity financing, which Party B proposed would be provided following signing of definitive documentation. On the same day, Party CC submitted a non-binding proposal for an all-stock acquisition of Assertio at $18.75 per share.
Also on August 29, 2025, the Board met virtually, with members of Assertio management and representatives of Moelis present, to discuss the status of the ongoing process and to evaluate a potential strategic transaction involving the Company. At the meeting, Moelis discussed select terms of the specific proposals received by Assertio, including those received from Garda, Party B and Party CC, and the potential for additional proposals. The Board discussed next steps with respect to the proposals and potential benefits and downsides of different transaction structures, including the sale of Assertio versus an asset sale and upfront versus deferred consideration.
During September 2025, the Transaction Committee met periodically with representatives of Moelis and members of Assertio management to discuss the status of discussions with potential transaction counterparties and the latest transaction proposals received from potential counterparties. Members of Assertio management continued to hold diligence and other meetings with representatives of various counterparties during this period, including Party CC and Party B.
On September 2, 2025, Party DD submitted an unsolicited non-binding offer for an all-cash acquisition of the outstanding equity interests of Assertio for $140,000,000.
On September 4, 2025, the Board met to discuss multiple topics, including the non-binding offers received to date and potential options for a strategic transaction involving Assertio. Also on September 4, Party EE contacted representatives of Moelis to discuss a potential strategic transaction involving the Company.

On September 8, 2025, representatives of Party EE met with members of Assertio management for an initial diligence discussion. That day, Assertio also held a management presentation with Party DD. Assertio requested evidence from Party DD of its ability to finance the transaction; this evidence was never provided, and negotiations with this counterparty accordingly ceased.
On September 12, 2025, Cosette submitted a revised term sheet for the acquisition of the non-Rolvedon assets, including a $46,000,000 upfront cash payment and up to $50,000,000 in contingent consideration.
On September 13, 2025, Garda submitted a revised non-binding proposal to acquire the outstanding equity interests of Assertio for $18.75 per share along with draft debt and equity commitment letters, which offer was contingent on Assertio divesting the non-Rolvedon assets.
On September 15, 2025, Party CC submitted a revised non-binding offer for an all-stock acquisition of select Assertio entities (rather than an acquisition of all of the outstanding equity of Assertio) at $18.75 to $21.00 per share. As discussed in greater detail in the “Reasons for Recommendation — Strategic Rationale for the Transaction” section below, Party CC’s proposed transaction structure was generally viewed to be inferior to an acquisition of all of the outstanding equity of Assertio, and therefore the Board decided not to pursue a transaction with Party CC any further.
On September 19, 2025, Party EE informed Moelis that it would not be continuing in the process due to other internal priorities, and Party B informed Moelis on September 23, 2025 that it would not be continuing in the process due to commercial misalignment with Assertio’s products.
On October 2, 2025, the Board met virtually, with members of Assertio management and representatives of Moelis present. At the meeting, Assertio management and Moelis reviewed the specific details of the key bidder proposals with the Board.
On October 6, 2025, representatives of Cosette and Assertio met to discuss the terms of the non-binding term sheet submitted by Cosette on September 12 in respect of the non-Rolvedon assets.
On October 27, 2025, Garda submitted a revised non-binding proposal to acquire the outstanding equity interests of Assertio for $18.00 per share and including a contingent value right related to the milestones from the Cosette transaction, accompanied by a draft financing term sheet. On October 28, 2025, Garda submitted a revised markup of the Original Garda Merger Agreement to Assertio.
Also on October 28, 2025, Assertio publicly announced that Assertio’s Chief Executive Officer, Brendan O’Grady, was no longer serving as Assertio’s Chief Executive Officer, effective as of October 27, 2025. Also on October 28, 2025, Assertio announced that the Board had appointed Mark L. Reisenauer to serve as Chief Executive Officer, effective as of October 27, 2025.
On October 29, 2025, Cosette submitted a revised non-binding offer for Assertio’s non-Rolvedon assets for $48,000,000 payable in cash at closing plus up to $50,000,000 in contingent consideration.
On November 5, 2025, the Board met virtually, with members of Assertio management and representatives of Moelis present. At the meeting, Assertio management and Moelis described financial considerations relating to a potential divestiture of Assertio’s non-Rolvedon products. Moelis then provided an update on discussions with Garda, including that the potential transaction with Garda was contingent upon Assertio divesting its non-Rolvedon assets. After discussion, the Board instructed management to continue negotiations around the potential divestiture of Assertio’s non-Rolvedon products.
On November 9, 2025, representatives of Moelis delivered an initial draft of an asset purchase agreement to Cosette (the “Cosette APA,” and the transactions contemplated thereby, the “Asset Sale”), along with a revised draft term sheet. Cosette and Assertio and their respective advisors exchanged draft documentation and engaged in negotiations over the ensuing several weeks.
On November 21, 2025, Assertio and Cosette executed a non-binding term sheet (other than certain binding exclusivity and confidentiality provisions) for Cosette’s acquisition of Assertio’s non-Rolvedon assets including $49,400,000 payable in cash at closing and up to $50,000,000 in milestone payments for the non-Rolvedon assets.

Throughout December 2025, Assertio and its advisors continued to negotiate the terms of the Cosette APA with Cosette and its advisors, exchanging multiple drafts and holding numerous diligence and negotiation sessions. On December 16, 2025, Cosette submitted a revised proposal to acquire Assertio’s non-Rolvedon assets for $35,000,000 in cash, together with milestone payments related to the supply and quality of SPRIX and the sales performance of the non-Rolvedon assets. The reduction in upfront purchase price and inclusion of the SPRIX milestone payment was precipitated by a perceived manufacturing issue identified during diligence by Cosette. Assertio and Cosette halted discussions regarding a potential transaction pending resolution of this potential issue. On December 30, 2025, Assertio and Cosette executed an amendment to their term sheet extending the exclusive negotiating period related to Assertio’s non-Rolvedon assets.
On December 19, 2025, Assertio filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation to implement a one-for-fifteen reverse stock split of its issued and outstanding common stock (the “Reverse Split”), which had been approved by Assertio’s stockholders at the Company’s annual meeting on May 7, 2025. The Reverse Split became effective as of 12:01 a.m. Eastern Time on December 26, 2025, and Assertio’s common stock began trading on a split-adjusted basis on the Nasdaq Stock Market on that date. The Reverse Split was undertaken to maintain compliance with Nasdaq’s $1.00 per share minimum bid price requirement. In January 2026, Assertio received confirmation from the Nasdaq Listing Qualifications Department that it had regained compliance with the minimum bid price requirement. Unless otherwise noted, all subsequent per-share prices in this Background of Offer and Merger reflect the Reverse Split on a post-split basis.
During the week of February 16, 2026, representatives of Moelis re-connected with Party L regarding a potential transaction involving Assertio. On February 23, 2026, Party L followed up to express interest in a call with members of Assertio’s management to receive an update on the business, which was subsequently scheduled for March 19, 2026.
On March 7, 2026, representatives of Moelis introduced certain members of Party II, the majority investor in Party JJ, to Assertio’s Chief Executive Officer and business development team. Party II noted a desire to set time to discuss a potential business combination of Party JJ and Assertio.
On March 14, 2026, representatives of Moelis re-engaged with each of Party B and Party W to gauge their respective interest in a potential Assertio transaction, and neither elected to do so. On March 14, 2026, Garda submitted a revised non-binding offer to acquire the outstanding equity interests of Assertio for $18.00 per share plus a contingent value right passing through to Assertio’s shareholders certain deferred milestone payments related to the sale of SPRIX in connection with a potential Cosette transaction.
Also on March 14, 2026, Assertio and Cosette executed an amendment to their term sheet extending the exclusive negotiating period related to Assertio’s non-Rolvedon assets. Before signing the term sheet extension, representatives of Assertio and Cosette discussed that Cosette would acquire Assertio’s non-Rolvedon assets other than SPRIX for $35,000,000 in upfront cash consideration and up to $32,000,000 in milestone payments and that Cosette would have a right of first negotiation for the acquisition of SPRIX unless the parties could agree to the valuation for SPRIX before signing (as ultimately happened).
On March 15, 2026, representatives of Garda and Assertio met to discuss outstanding issues relating to the draft Original Garda Merger Agreement. On March 18, 2026, counsel to Garda delivered a revised draft of the Original Garda Merger Agreement and an initial draft of a Contingent Value Rights Agreement (the “CVR Agreement”) to Gibson Dunn.
On March 17, 2026, certain members of Assertio management met with representatives from Party II to discuss a potential business combination of Party JJ and Assertio. Representatives from Party II subsequently discussed a proposed transaction with representatives of Moelis indicating that Party II may be open to a strategic business combination in the event that the ongoing sale process proved unsuccessful.
On March 19, 2026, representatives of Party L met with members of Assertio management to discuss a potential transaction. On March 20, 2026, Party L delivered a non-binding offer for an all-cash asset acquisition of Assertio’s Rolvedon assets for $165,000,000. On March 23, 2026, at the direction of the Board, Moelis delivered initial feedback from Assertio to Party L regarding that proposal, including that structuring the transaction as an asset deal is inferior to a whole-company transaction (additional detail discussed below in “Reasons for Recommendation — Strategic Rationale for the Transaction”), and discussions continued thereafter until the signing of the Original Garda Merger Agreement on April 8, 2026.
On March 26, 2026, the Board met virtually, with members of Assertio management, representatives of Gibson Dunn and representatives of Moelis present, to discuss multiple topics, including the substantial recent increase in Assertio’s share price and volume of shares traded. Representatives of Gibson Dunn discussed the Board’s fiduciary duties and the transaction process undertaken by the Board to date. Moelis provided an overview of the current status of discussions with potential counterparties for a strategic transaction with Assertio, including Garda, Cosette, and Party L. The Board discussed the current proposals and the benefits and risks of different transaction structures and the timing for the potential transactions.
Also on March 26, at the direction of the Board, representatives of Moelis discussed the transaction process with, and delivered additional feedback to, Party L.
On March 27, 2026, representatives of Moelis delivered to the Board a letter disclosing various relationships that Moelis had with selected potential counterparties to a transaction with Assertio, including Garda and Cosette. The Board determined following its review of the letter that these relationships did not impair Moelis’ ability to provide objective financial advisory services under the engagement letter. The Board further discussed with its advisors the benefits of requesting a “window shop” period under the Original Garda Merger Agreement with a lower termination fee payable by Assertio in the event that any additional proposals materialized during the “window shop” period.
Also on March 27, 2026, Garda submitted its “best and final” offer to acquire the outstanding equity interests of Assertio, after giving effect to the closing of the Cosette transaction, for $18.00 per share in cash and a contingent value right related to the SPRIX milestone events contemplated by the Cosette transaction (described below). On March 28, 2026, Assertio provided a revised draft of the Cosette APA to Cosette, which proposed (i) in respect of SYMPAZAN, INDOCIN and OTREXUP, up to $35,000,000 in closing cash proceeds and up to $32,000,000 in additional milestone payments based on net sales for those products, and (ii) in respect of SPRIX, (a) a one-time cash payment of $2,000,000 in the event of successful quality approval and delivery of a new batch of SPRIX products to Cosette’s warehouse by May 31, 2026, (b) fifteen percent of the gross profits from SPRIX for the period commencing on April 8, 2026 and ending on December 31, 2027, and (c) a one-time cash payment of $2,000,000 if net sales of SPRIX exceed $7,000,000 during calendar year 2027.
On March 30, 2026, Cosette submitted a further revised proposal, which included a $5,000,000 holdback in respect of delivery timelines for CAMBIA and ZIPSOR. On March 31, 2026, Assertio informed Cosette that it would not proceed with the transaction. Later that week, Cosette rescinded the ask for a $5,000,000 holdback and agreed to acquire SPRIX for the milestone payments from Assertio’s March 28 draft of the Cosette APA (described above), other than reducing Assertio’s gross-profit share for SPRIX through December 31, 2027 from fifteen to eight percent, and the parties resumed negotiating the final terms of the Cosette APA, which was now structured as a simultaneous sign and close transaction.
On April 3, 2026, the Board met, with members of Assertio management, representatives of Gibson Dunn and representatives of Moelis present. The Board discussed with its advisors the current status of transaction documentation for the Garda and Cosette transactions and potential timing for finalizing the documentation. The Board further discussed the risks and opportunities to Assertio if the Cosette transaction closed and the transaction with Garda failed to close, including the impact on Assertio’s operations going forward and the ability to use proceeds from the Cosette transaction to pursue other alternative transactions.
Later on April 3, 2026, representatives of Gibson Dunn shared a revised draft of the Original Garda Merger Agreement with Garda’s legal counsel, which contemplated, among other things, a reduced Company Termination Fee (as defined in the Merger Agreement) of $1,750,000 in the event that the Original Garda Merger Agreement is terminated in connection with a Superior Proposal from a Qualified Bidder (each such term as defined in the Original Garda Merger Agreement).
On April 6, 2026 and April 7, 2026, Assertio, Cosette, and Garda continued to exchange and work towards finalizing the transaction documentation, including the Cosette APA, Cosette Transition Services Agreement, Original Garda Merger Agreement and CVR Agreement.

On April 8, 2026, the Board met virtually, with representatives of Moelis, representatives of Gibson Dunn, and members of Assertio management in attendance. Representatives of Gibson Dunn gave a presentation to the Board regarding fiduciary duties of directors and other obligations of the Board members and provided a summary of the material terms of the Original Garda Merger Agreement and the Cosette APA and related documents. The Board then discussed the proposed transaction structure, the consideration to be received by Assertio stockholders and the reasons for pursuing a strategic transaction at this time. Representatives of Moelis then reviewed and discussed with the Board Moelis’ financial analyses regarding Assertio and the offer price under the Original Garda Merger Agreement. At the request of the Board, Moelis rendered its oral opinion on April 8, 2026 to the Board, which was subsequently confirmed in writing by delivery of Moelis’ written opinion addressed to the Board dated the same date, to the effect that, as of April 8, 2026 and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the offer price to be received by holders of the Company’s common stock in the offer and the merger contemplated by the Original Garda Merger Agreement was fair, from a financial point of view, to such holders. Following discussion, the Board unanimously (a) approved the Original Garda Merger Agreement and the Cosette APA and the transactions contemplated thereby, including the Merger and the sale of assets to Cosette, (b) determined that the Original Garda Merger Agreement and the transactions contemplated by the Original Garda Merger Agreement, including the Offer, the Merger and the CVR Agreement, and the Cosette APA and the transactions contemplated by the Cosette APA, are advisable, fair to and in the best interests of Assertio and its stockholders, (c) approved and declared advisable the Original Garda Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Original Garda Merger Agreement, and approved and declared advisable the CVR Agreement, (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (e) resolved to recommend that the stockholders of Assertio accept the Offer and tender their shares to Garda pursuant to the Offer.
Also on April 8, 2026, Assertio and Garda entered into the Original Garda Merger Agreement, including the final form of CVR Agreement attached thereto, and Assertio and Cosette entered into the Cosette APA.
Also on April 8, 2026, Assertio issued a press release to announce the execution of the Original Garda Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the offer price to be received by holders of the Company’s common stock in the offer and the merger contemplated by the Original Garda Merger Agreement, and Assertio subsequently filed a Current Report on Form 8-K on April 9, 2026, which included the Original Garda Merger Agreement.
On April 10, 2026, Party L submitted a non-binding offer to acquire Assertio’s Rolvedon assets for $170,000,000 in cash. Pursuant to Assertio’s obligations under the Original Garda Merger Agreement, representatives of Gibson Dunn shared such non-binding offer with Garda on that same day. In addition, the Board determined that the Party L non-binding offer was an unsolicited bona fide written Acquisition Proposal that did not result from a material breach of Section 6.4(b)(i) and that it in good faith constitutes or could reasonably be expected to lead to a Superior Proposal. The Board did not make a determination at that time as to whether Party L was a Qualified Bidder (as defined in the Original Garda Merger Agreement).
On April 11, 2026, Parent contacted Moelis regarding making a potential bid. Referring to the Original Garda Merger Agreement and the press release, Moelis advised Parent that they were not free to discuss a potential bid with Assertio or engage with them.
On April 15, 2026, Parent submitted a non-binding offer to acquire 100% of the shares of Assertio for $21.60 per share in cash, with no contingent value right. Pursuant to Assertio’s obligations under the Original Garda Merger Agreement, representatives of Gibson Dunn shared such non-binding offer with Garda on that same day. In addition, the Board determined that Parent’s non-binding offer was an unsolicited bona fide written Acquisition Proposal that did not result from a material breach of Section 6.4(b)(i) and that it in good faith constitutes or could reasonably be expected to lead to a Superior Proposal. The Board did not make a determination at that time as to whether Parent was a Qualified Bidder (as defined in the Original Garda Merger Agreement).
On April 17, 2026, Parent and Assertio entered into a Confidentiality Agreement and a Clean Team Agreement, pursuant to which Assertio agreed to provide Parent with certain material referring to or consisting of competitively sensitive business strategy, promotional or marketing information and detailed customer and vendor information in connection with Parent’s evaluation of Assertio.
On April 21, 2026, representatives of Gibson Dunn delivered process letters to representatives of counsel for Parent and Party L, outlining the requested timing for proposed draft merger agreements and final offers.
Also on April 21, 2026, Assertio issued a press release announcing that, in connection with the previously announced entry into the Original Garda Merger Agreement, Garda intends to commence a tender offer to purchase all of the outstanding shares of the Company’s common stock on April 29, 2026, the day following the expiration of the 20-day “window-shop” period contemplated by the Original Garda Merger Agreement. The parties mutually agreed to this adjustment to the tender launch date.
On April 24, 2026, representatives of Gibson Dunn attended a conference with representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), counsel to Parent, to discuss certain proposed changes that Parent anticipated making to the proposed draft Merger Agreement.
On April 25, 2026, representatives of Gibson Dunn attended a conference with Garda’s legal counsel to discuss the upcoming planned launch of the tender offer and the filing of the 14D-9 by Assertio.
On April 27, 2026, Party L informed Assertio that it would not proceed with a potential transaction with Assertio.
On April 27, 2026, Parent submitted a revised written proposal to acquire 100% of the shares of Assertio for $21.60 per share in cash, with no contingent value right, together with a draft Agreement and Plan of Merger, which was in a form substantially identical to the Original Garda Merger Agreement, except that the minimum cash condition was reduced from $115,000,000 to $95,000,000. Later on April 27, 2026, pursuant to Assertio’s obligations under the Original Garda Merger Agreement, representatives of Gibson Dunn shared such written proposal and the draft Agreement and Plan of Merger with Garda and informed Garda of Party L’s withdrawal from the transaction process.
Throughout the week of April 27, 2026, Garda’s counsel raised questions as to whether Assertio had complied with its no shop obligations under the Merger Agreement. Assertio repeatedly confirmed in writing to Garda’s counsel that its actions were in compliance with the terms of the Merger Agreement.
On April 28, 2026, the Board met virtually, with representatives of Moelis, representatives of Gibson Dunn, and members of Assertio management in attendance. Representatives of Moelis delivered to the Board a letter disclosing various relationships that Moelis had with selected potential counterparties to a transaction with Assertio, including Parent, Cosette, Garda and Party L. The Board determined following its review of the letter that these relationships did not impair Moelis’ ability to provide objective financial advisory services under the engagement letter. The Board discussed with members of Assertio management and its advisors Parent’s April 27th proposal and the draft Agreement and Plan of Merger. Representatives of Gibson Dunn described the relevant provisions of the Original Garda Merger Agreement relating to Acquisition Proposals, Superior Proposals, and Qualified Bidders. After discussion with Assertio’s financial advisors and legal advisors, the Board determined in good faith that (1) Parent was a Qualified Bidder under the Original Garda Merger Agreement and (2) Parent’s April 27th proposal constituted a Superior Proposal. Assertio subsequently provided notice to Garda of the Board’s determination, which notice initiated a three business day period during which Assertio was required to use commercially reasonable efforts to engage with Garda and its advisors in good faith (to the extent Garda wished to engage) to consider any adjustments proposed by Garda to the terms and conditions of the Original Garda Merger Agreement such that Parent’s April 27th proposal would cease to constitute a Superior Proposal. The three business day period referred to in the immediately preceding sentence expired at 11:59 p.m., New York time, on May 1, 2026.
Later on April 28, 2026, Garda’s legal counsel, on behalf of Garda, sent representatives of Gibson Dunn draft proposed documentation for a revised offer from Garda at $21.60 per Assertio share in cash, with no contingent value right. The draft documentation included a proposed Amended and Restated Agreement and Plan of Merger that, among other things, retained a $115,000,000 minimum cash condition, removed the “window shop” period, and increased the termination fee amounts from $4,800,000 to

$5,760,000. The draft documentation also included revised equity commitment letters that increased the total equity commitments from $17,000,000 to $41,360,116. Subsequently on April 28, 2026, Garda’s legal counsel and Gibson Dunn met virtually to discuss the Board’s determination that Parent’s April 27th proposal constituted a Superior Proposal. Gibson Dunn reiterated Assertio’s intention to engage in good faith with Garda and its advisors (to the extent Garda wished to engage) and to consider any adjustments proposed by Garda to the terms and conditions of the Original Garda Merger Agreement, and Garda’s legal counsel informed Gibson Dunn that Garda intended to submit a revised offer on or about the evening of April 30, 2026 that would be financed with a mix of debt and equity financing and that it was seeking to obtain fully committed debt financing commitments to submit with the revised proposal.
On April 29, 2026 through May 1, 2026, representatives of Gibson Dunn and Paul, Weiss exchanged drafts of the transaction documentation for a potential transaction between Parent and Assertio and discussed the process for executing transaction documentation if the Board determined to terminate the Original Garda Merger Agreement and enter into a definitive agreement for a transaction with Parent.
Also on April 29, 2026, Assertio issued a press release announcing that, in connection with the previously announced entry into the Original Garda Merger Agreement, Garda intends to commence a tender offer to purchase all of the outstanding shares of the Company’s common stock on May 4, 2026. Assertio and Garda mutually agreed to this adjustment to the tender launch date.
On April 29, 2026 and April 30, 2026, the Board met virtually, with representatives of Moelis, representatives of Gibson Dunn, and members of Assertio management in attendance. At each meeting, representatives of Gibson Dunn described the status of the transaction documents with Parent, and representatives of Gibson Dunn and Moelis described the status of discussions with Garda, including the likelihood that Parent would submit a revised proposal to Assertio, and discussions with Parent. After discussion, the Board instructed Assertio management and Assertio’s advisors to progress documentation for a potential transaction with Parent and determined to meet to assess any revised proposal from Garda when available.
Later on April 30, 2026, Garda submitted a revised written proposal to acquire 100% of the shares of Assertio for $21.80 per share in cash, with no contingent value right, together with copies of the Merger Agreement, executed by Garda, and signed equity and debt commitments and limited guarantees. The revised proposal, among other things, reduced the minimum cash amount to $95,000,000 and increased the amount of the debt and equity commitments. The revised proposal expired automatically at 9:59 pm New York City time on May 1, 2026.
On May 1, 2026, Garda’s legal counsel, on behalf of Garda, and representatives of Gibson Dunn, on behalf of Assertio, discussed further changes to the revised written proposal by Garda, including, among other changes, an extension of the outside date and additional changes to the debt commitments, which Garda accepted. Garda subsequently delivered a revised, executed version of the debt commitment letter.
Also on May 1, 2026, representatives of Gibson Dunn informed representatives of Paul, Weiss that Garda had delivered a revised written proposal, which the Board would be considering at a meeting that evening. During this call, representatives of Gibson Dunn did not disclose the terms of Garda’s revised written proposal.
Later on May 1, 2026, the Board met virtually, with representatives of Moelis, representatives of Gibson Dunn, and members of Assertio management in attendance. Representatives of Assertio management and Gibson Dunn provided a summary of the material terms of Garda’s April 30th proposal and Parent’s April 27th proposal, including the consideration payable to Assertio’s stockholders, the certainty of closing of each proposal and the timing of closing. In particular, the Board discussed the increase in value from $18.00 per share, with a contingent value right, to $21.80 per share in Garda’s April 30th proposal, and the improved value for Assertio’s stockholders following the revised proposals received by Assertio during the “window shop” period. Representatives of Moelis then reviewed and discussed with the Board Moelis’ financial analyses regarding the Company and the offer price contemplated by the Amended Garda Merger Agreement. After discussion, the Board determined that Garda’s April 30th proposal, as adjusted following discussions between the parties, offered superior value to Assertio’s stockholders than Parent’s April 27th proposal, included $0.20 more per share, committed debt and equity financing with a personal guarantee by Garda’s chief executive officer, and offered a potentially faster path to closing with a tender offer commencing as early as May 4, 2026. At the request of the Board, Moelis rendered its oral opinion on May 1, 2026 to the Board, which was subsequently confirmed in writing by delivery of Moelis’ written opinion addressed to the Board dated the same date, to the effect that, as of May 1, 2026 and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the offer price to be received by holders of the Company’s common stock in the offer and the merger contemplated by the Amended Garda Merger Agreement was fair, from a financial point of view, to such holders. The Moelis opinion is more fully described in the section “Opinion of Moelis & Company LLC.” Following discussion, the Board unanimously (a) approved the Amended Garda Merger Agreement and the transactions contemplated thereby, including the Merger, (b) determined that the Amended Garda Merger Agreement and the transactions contemplated by the Amended Garda Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Assertio and its stockholders, (c) approved and declared advisable the Amended Garda Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Amended Garda Merger Agreement, (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (e) resolved to recommend that the stockholders of Assertio accept the Offer and tender their shares to Garda pursuant to the Offer. Shortly thereafter on May 1, 2026, Assertio and Garda entered into the Amended Garda Merger Agreement.
On May 4, 2026, Assertio issued a press release to announce the execution of the Amended Garda Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the offer price contemplated by the Amended Garda Merger Agreement, and Assertio subsequently filed a Current Report on Form 8-K on May 4, 2026, which included the Amended Garda Merger Agreement.
On May 4, 2026, Parent submitted a written proposal to acquire 100% of the shares of Assertio for $22.90 per share in cash, with no contingent value right, together with a draft Agreement and Plan of Merger, which was in a form substantially identical to the Amended Garda Merger Agreement. Later on May 4, 2026, Parent submitted an updated written proposal to acquire 100% of the shares of Assertio for $23.10 per share in cash, with no contingent value right, together with a draft Agreement and Plan of Merger, which was in a form substantially identical to the Amended Garda Merger Agreement. Pursuant to Assertio’s obligations under the Amended Garda Merger Agreement, representatives of Gibson Dunn shared such written proposals and the draft Agreement and Plan of Merger with Garda. In addition, at a regularly scheduled Board meeting on May 4, 2026, the Board determined that the Parent written proposal was an unsolicited bona fide written Acquisition Proposal that did not result from a material breach of Section 6.4(b)(i) and that it in good faith constitutes or could reasonably be expected to lead to a Superior Proposal.
Also on May 4, 2026, the Board met virtually, with representatives of Moelis, representatives of Gibson Dunn, and members of Assertio management in attendance. The Board discussed with members of Assertio management and its advisors Parent’s second May 4th proposal and the draft Agreement and Plan of Merger. Representatives of Gibson Dunn described the relevant provisions of the Amended Garda Merger Agreement relating to Acquisition Proposals and Superior Proposals. After discussion with Assertio’s financial advisors and legal advisors, the Board determined in good faith that Parent’s second May 4th proposal constituted a Superior Proposal. Assertio subsequently provided notice to Parent of the Board’s determination, which notice initiated a three business day period during which Assertio was required to use commercially reasonable efforts to engage with Garda and its advisors in good faith (to the extent Garda wished to engage) to consider any adjustments proposed by Garda to the terms and conditions of the Amended Garda Merger Agreement such that Parent’s second May 4th proposal would cease to constitute a Superior Proposal. The three business day period referred to in the immediately preceding sentence expired at 11:59 p.m., New York time, on May 7, 2026.
On May 5, 2026, Assertio issued a press release announcing that on May 4, 2026, in connection with the previously announced entry into the Amended Garda Merger Agreement, Assertio had reached a mutual agreement with Garda to extend the deadline to commence the previously announced tender offer to May 8, 2026.

Between May 4, 2026 and May 12, 2026, representatives of Assertio management engaged in good faith with representatives of Garda, and Assertio’s legal and financial advisors engaged in good faith with Garda’s advisors to discuss the potential terms of a transaction. In addition, during such period and as permitted by the Amended Garda Merger Agreement, representatives of Assertio management engaged with representatives of Parent, and Assertio’s legal and financial advisors engaged with Parent’s advisors regarding a potential transaction.
On May 6, 2026, Garda submitted an updated written proposal to acquire 100% of the shares of Assertio for $23.30 per share in cash, with a contingent value right for the amount of the future milestone payments, if any, payable under the Cosette APA together with a draft Agreement and Plan of Merger, which was in a form substantially identical to the Amended Garda Merger Agreement, except for adjustments to account for the change in cash consideration, the CVR, and signed equity and debt commitments and limited guarantees.
On May 7, 2026, Parent submitted an updated written proposal to acquire 100% of the shares of Assertio for $23.50 per share in cash, with no contingent value right, together with a draft Agreement and Plan of Merger, which was in a form substantially identical to the Amended Garda Merger Agreement. Later on May 7, 2026, the Board met virtually, with representatives of Moelis, representatives of Gibson Dunn, and members of Assertio management in attendance. The Board discussed with members of Assertio management and its advisors Parent’s May 7th proposal and the draft Agreement and Plan of Merger. Representatives of Gibson Dunn described the relevant provisions of the Amended Garda Merger Agreement relating to Acquisition Proposals and Superior Proposals. After discussion with Assertio’s financial advisors and legal advisors, the Board determined in good faith that Parent’s May 7th proposal constituted a Superior Proposal, including with respect to Garda’s May 6th proposal. Assertio subsequently provided notice to Parent of the Board’s determination, which notice included a copy of the May 7th proposal and the draft Agreement and Plan of Merger and which notice initiated a three business day period during which Assertio was required to use commercially reasonable efforts to engage with Garda and its advisors in good faith (to the extent Garda wished to engage) to consider any adjustments proposed by Garda to the terms and conditions of the Amended Garda Merger Agreement such that Parent’s May 7th proposal would cease to constitute a Superior Proposal. The three business day period referred to in the immediately preceding sentence expired at 11:59 p.m., New York time, on May 12, 2026.
On May 8, 2026, Assertio issued a press release announcing that on May 7, 2026, in connection with the previously announced entry into the Amended Garda Merger Agreement, Assertio had reached a mutual agreement with Garda to extend the deadline to commence the previously announced tender offer to May 14, 2026.
Also on May 8, 2026, Garda submitted a written proposal to acquire 100% of the shares of Assertio for $23.60 per share in cash, plus a contingent value right for the amount of the future milestone payments, if any, payable under the Cosette APA, together with copies of a Second Amended and Restated Agreement and Plan of Merger, executed by Garda, and signed equity and debt commitments and limited guarantees. Garda’s May 8th proposal noted that it would expire automatically at 11:59 a.m., New York time, on May 9, 2026.
On May 9, 2026, at the request of Assertio, representatives of Assertio management and Moelis had a conference with representatives of Garda and Garda’s legal counsel to discuss Garda’s May 8th proposal, including the sources and uses for the transaction and Garda’s equity and debt financing commitments.
Later on May 9, 2026 and prior to the expiration of Garda’s May 8th proposal, the Board met virtually, with representatives of Moelis, representatives of Gibson Dunn, and members of Assertio management in attendance. The Board discussed with members of Assertio management and its advisors Garda’s May 8th proposal, Parent’s May 7th proposal and the related drafts of the transaction documents. Representatives of Moelis described Garda’s financing commitments and sources and uses of funds to be used at the closing of the proposed transaction, including the fact that Garda’s equity and debt financing commitments, when taken together with the $95,000,000 in minimum cash Assertio had agreed to deliver at the closing, would be insufficient to pay the total amount required for the offer price for Assertio’s outstanding shares and equity grants, the offer price for Assertio’s convertible notes, Assertio’s transaction expenses, and Garda’s transaction expenses. The Board then discussed, among other things, the fact that

Garda’s third-party financing commitments were insufficient to make the required payments at closing, the fact that Assertio’s recourse for Garda’s breach or failure to close is limited to the amount of a termination fee, the lack of financing requirements for Parent’s May 7th proposal, and the fact that Parent’s May 7th proposal is fully guaranteed by a creditworthy entity, providing Assertio with direct recourse in the event of a breach or failure to close. The Board also considered that the upfront cash portion of the offer price per share in Garda’s May 8th proposal is $0.10 more than the offer price per share included in Parent’s May 7th proposal, and representatives of Assertio management noted that Garda’s proposed contingent value right likely represented no or de minimis additional value to Assertio’s shareholders based on the likelihood that the sales milestones under the Cosette APA would not be achieved. Representatives of Gibson Dunn described the relevant provisions of the Amended Garda Merger Agreement relating to Acquisition Proposals and Superior Proposals. After discussion with Assertio’s financial advisors and legal advisors, the Board determined in good faith that Parent’s May 7th proposal continued to constitute a Superior Proposal. Assertio subsequently provided notice to Parent and Garda of the Board’s determination.
On the night of May 11, 2026, Garda’s legal counsel informed Gibson Dunn that Garda may submit a revised offer on or about the evening of May 12, 2026 that would be financed with a mix of debt and equity financing and was seeking to obtain fully committed debt financing commitments to submit with the revised proposal. Gibson Dunn advised Garda’s legal counsel that Assertio had scheduled a Board meeting at 8 p.m., New York time, on May 12, 2026.
On the night of May 12, 2026 and prior to the scheduled Board meeting, Garda’s legal counsel informed Gibson Dunn that Garda intended to submit a revised offer later on May 12, 2026 that would be on substantially the same terms as Garda’s May 8th proposal but would include increased financing commitments to address the financing shortfall discussed between Garda and Assertio on May 9, 2026.
Later on the night of May 12, 2026, the Board met virtually, with representatives of Moelis, representatives of Gibson Dunn, and members of Assertio management in attendance. Representatives of Moelis and Gibson Dunn updated the Board on the current status of discussions with Garda, including Garda’s stated intent to submit a revised offer that night. The Board then discussed with members of Assertio management and its advisors Garda’s May 8th proposal, Parent’s May 7th proposal and the related drafts of the transaction documents. Representatives of Gibson Dunn described the relevant provisions of the Amended Garda Merger Agreement relating to Acquisition Proposals and Superior Proposals. The Board noted that it had not received an updated proposal from Garda that it could assess and would need to reconvene to discuss any proposal received after the Board meeting. After discussion, the Board determined to reconvene at midnight.
Later on May 12, 2026, Garda submitted a written proposal to acquire 100% of the shares of Assertio for $23.60 per share in cash, plus a contingent value right for the amount of the future milestone payments, if any, payable under the Cosette APA, together with copies of a Second Amended and Restated Agreement and Plan of Merger, executed by Garda, and signed equity and debt commitments and limited guarantees. Garda’s May 12th proposal increased the debt commitments by $10 million and the equity commitments by $5 million, and the terms otherwise were substantially identical to the terms of Garda’s May 8th proposal. Garda’s May 12th proposal noted that it would expire automatically at 11:59 p.m., New York time, on May 12, 2026.
At 12:01 a.m., New York time, on May 13, 2026, the Board reconvened virtually, with representatives of Moelis, representatives of Gibson Dunn, and members of Assertio management in attendance. Referencing materials provided in advance to the Board, representatives of Assertio management provided an overview of Garda’s May 12th proposal, Parent’s May 7th proposal and the related drafts of the transaction documents. Among other things, the Board discussed the increase in the amount of Garda’s third-party financing commitments (including the fact that they would be sufficient to pay amounts due at the closing of the potential transaction, other than potential overages in Assertio’s transaction expenses), the fact that Garda’s equity financing commitments were sourced from a limited number of individuals and the enforcement risks associated therewith, the fact that Assertio’s recourse for Garda’s breach or failure to close is limited to the amount of a termination fee, the lack of financing contingencies in Parent’s May 7th proposal, and the fact that Parent’s May 7th proposal is fully guaranteed by a creditworthy entity, providing Assertio with direct recourse in the event of a breach or failure to close, including the ability to seek specific performance of Parent’s obligations to consummate the transaction and pay the full offer price. The Board also considered that the cash portion of the offer price per share in Garda’s May 12th proposal is $0.10 more than the offer price per share included in Parent’s May 7th proposal, and representatives of Assertio management noted that Garda’s proposed contingent value right likely represented no or de minimis additional value to Assertio’s shareholders based on the likelihood that the milestones under the Cosette APA would not be achieved. Following discussion, and on the basis of the factors discussed by the Board with its advisors, the Board unanimously (a) determined, after consultation with its outside legal counsel and its financial advisors, that — notwithstanding the adjustments proposed by Garda to the terms and conditions of the Amended Garda Merger Agreement and the accompanying financing documentation — the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, constitute a Superior Proposal under the Amended Garda Merger Agreement, (b) determined to terminate the Amended Garda Merger Agreement pursuant to the terms thereof in order to concurrently enter into the Merger Agreement, and authorized Assertio, or Parent on behalf of Assertio, to pay to Garda the termination fee set forth in the Amended Garda Merger Agreement concurrently with the termination of the Amended Garda Merger Agreement, (c) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (d) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Assertio and its stockholders, (e) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (f) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (g) resolved to recommend that the stockholders of Assertio accept the Offer and tender their shares to Parent pursuant to the Offer.
Later on the morning of May 13, 2026, Parent, on behalf of Assertio, paid to Garda the termination fee set forth in the Amended Garda Merger Agreement, Assertio and Parent entered into the Merger Agreement, and concurrently with the signing of the Merger Agreement, Assertio terminated the Amended Garda Merger Agreement and provided notice of such termination to Garda.
Later on May 13, 2026, Assertio issued a press release to announce the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the Offer Price, and Assertio subsequently filed a Current Report on Form 8-K on May 13, 2026, which included the Merger Agreement.
(ii)   Reasons for Recommendation
The Board carefully considered the Transactions, including the Offer and the Merger, consulted with management and outside legal and financial advisors throughout the evaluation process, and considered and analyzed the following material factors and benefits (which are not necessarily presented in order of relative importance) that supported its determination and recommendation:
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Strategic Rationale for the Transaction.   The Board considered the strategic position of Assertio and its prospects as a standalone company, including the following factors that informed the Board’s decision to pursue a whole-company transaction:

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Assertio is heavily dependent on a single product with a limited remaining commercial lifecycle.   Rolvedon represented approximately 81% of Assertio’s projected 2026 net revenue, or 100% after accounting for the Asset Sale. Prior to the Asset Sale, the remainder of Assertio’s revenue was generated by a portfolio of mature, non-Rolvedon products — including INDOCIN, SYMPAZAN, SPRIX, CAMBIA, and ZIPSOR — each of which is in secular decline due to generic competition, reduced commercial investment, and narrowing reimbursement. This concentration means that Assertio’s enterprise value is tied to a single asset whose projected cash flows are temporary;

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Assertio does not maintain an internal research and development pipeline and has uncertain options to replace declining Rolvedon revenue on a standalone basis.   Assertio is a commercially focused platform that does not pursue its own clinical development. Supplementing or replacing Rolvedon’s revenue contribution would require the Company to successfully identify and execute acquisitions of complementary commercial or clinical-stage assets at attractive prices. The Board considered that the pool of available acquisition targets in an executable size range for

Assertio is limited, that such transactions would introduce significant execution risk, that the timing of any such transactions would be unknown, and that the Projections do not assume any future acquisitions;
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Rolvedon’s revenue trajectory is characterized by near-term growth followed by competition-driven decline.   Since acquiring Rolvedon, Assertio has worked to streamline its organization, consolidating regulatory, distribution, and contracting functions, and to bring Rolvedon manufacturing under Assertio’s consolidated commercial label to minimize duplicative processes and drive operational efficiencies. With that integration fully complete in the fourth quarter of 2025, regular sales of the newly labeled Rolvedon began in the second quarter of 2026, as a result of which Assertio had expected continued demand growth. Based on the Projections, Rolvedon’s revenue is projected to increase from approximately $96.6 million in 2026 to approximately $108.4 million in 2027. Thereafter, as a result of increased competition and pricing pressure, Rolvedon’s net revenue is projected to decline sharply to approximately $72.3 million in 2028 and approximately $47.7 million in 2029, representing a decline of approximately 56% from its projected 2027 peak and reflecting the uncertain and diminishing commercial life of Assertio’s lead asset in the absence of a currently actionable long-term life-cycle management strategy;

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Assertio’s Adjusted EBITDA is projected to compress toward breakeven by 2029.   Based on the Projections, Assertio’s Adjusted EBITDA is projected to decline from approximately $44.2 million in 2027 to approximately $13.4 million in 2028 and approximately $0.1 million in 2029, and the Company’s total unlevered free cash flow is projected to turn negative in 2029 at approximately ($9.7) million. The Board considered that these projections reflect a company approaching the end of its current product cycle that is concurrently facing a rapidly evolving regulatory, reimbursement (including government pressure through MFN initiatives), and macroeconomic environment, and that the Transactions provide stockholders with the opportunity to realize value at or near peak cash generation rather than bearing the risk of this projected decline;

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Capital structure and listing considerations weighed against the standalone path.   As of March 31, 2026, Assertio had $40 million in aggregate principal amount of 6.50% Convertible Notes due 2027 outstanding. The Board considered that servicing and retiring this debt in the context of declining revenue and cash flow would constrain the Company’s financial flexibility and ability to raise new capital to fund growth, if desired. The Board also considered that Assertio had only recently regained compliance with Nasdaq listing requirements in January 2026 following a period of non-compliance, and that maintaining compliance on a go-forward basis would depend on sustaining sufficient market capitalization; and

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Public market valuation has reflected a differentiated and declining risk profile.   The Board noted that Assertio had reached a 52-week low share price of $8.65 in April 2025, reflecting the market’s assessment of Assertio’s declining revenue trajectory and uncertain growth options.

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Extensive Strategic Review Process.   The Board considered the extensive, multi-phased strategic review process that Assertio, with the assistance of Moelis, conducted over approximately 17 months beginning in November 2024. During this process:

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Moelis identified potential counterparties spanning whole-company buyers, Rolvedon-only buyers, and buyers for the non-Rolvedon mature asset portfolio;

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of those counterparties, 36 engaged in discussions with Moelis, 29 participated in CEO-level meetings, 26 executed confidentiality agreements, 21 conducted initial due diligence, 12 submitted initial non-binding proposals, and seven advanced to confirmatory diligence;

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as of signing of the Original Garda Merger Agreement, only Garda (for the acquisition of the whole company), Cosette (for the acquisition of non-Rolvedon assets) and Party L (for the acquisition of Rolvedon only) remained, and all other parties, including Party W and Party B (both of which were re-contacted in March 2026 following further process developments), declined to re-engage; and

•
the Board considered that, as of signing the Original Garda Merger Agreement, the Transactions, coupled with the Asset Sale, represented the only currently available, fully-diligenced and executable transaction providing a whole-company outcome with committed financing substantially in place and definitive documentation fully negotiated and in final form.
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Structural Advantages of a Whole-Company Transaction Over an Asset Purchase.   In evaluating the Transactions and the alternative proposals received during the strategic review process, the Board, with the assistance of Moelis and Gibson Dunn, carefully considered the relative merits of a whole-company acquisition structure as compared to an asset purchase structure. As part of this analysis, management and the Company’s advisors evaluated the potential pathways that would be available to return value to stockholders in the event of a Rolvedon-only asset sale, including (i) a liquidation-as-a-service transaction with a third-party wind-down provider, (ii) a formal corporate liquidation and dissolution under Delaware law, and (iii) the redeployment of sale proceeds into a new business or asset acquisition. The Board concluded that each of these pathways presented material disadvantages relative to the certainty and immediacy of a whole-company transaction, including the following:

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Significant Reduction in Net Distributable Value.   In a whole-company acquisition, stockholders receive the full per-share consideration at closing with no post-closing deductions. By contrast, in a Rolvedon-only asset sale, the gross proceeds would be subject to substantial costs and deductions before any value could be distributed to stockholders, including estimated tax liabilities on the asset sale, change-in-control severance costs for employees terminated as a result of the transaction, early termination of contractual obligations, litigation reserves, transaction fees and expenses (including fees payable to terminate the Merger Agreement), net working capital wind-down costs, retirement of the Company’s $40 million in aggregate principal amount of 6.50% Convertible Notes due 2027 outstanding, and ongoing public company operating expenses during the wind-down period.

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Extended and Uncertain Timeline to Stockholder Liquidity.   In a whole-company transaction, stockholders receive cash consideration within days of the tender offer’s expiration. In an asset sale followed by a formal corporate liquidation, based on the advice of the Company’s outside legal counsel (including Delaware counsel experienced with similar liquidations), the Company would not be in a position to make meaningful distributions to stockholders until the completion of a multi-year Delaware court proceeding required under applicable law to address creditor claims and contingent liabilities, which the Company’s legal advisors estimated could take approximately five years. The Board considered that even under an accelerated timeline, stockholders would face years of illiquidity and uncertainty regarding the timing and amount of any distributions, and that the time value of money would further erode the present value of any eventual distribution. In a liquidation-as-a-service structure, while the timeline could potentially be compressed, stockholders would bear additional costs in the form of a cash transfer to the wind-down provider, and the amount available for immediate distribution could be significantly limited by the Company’s existing commitments and contingencies.

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Tax Considerations.   The Board considered that a whole-company merger transaction, in which stockholders receive cash in exchange for their Shares, generally results in a single taxable event at the stockholder level. By contrast, an asset purchase followed by a liquidation could result in additional tax liability at the corporate level on the gain recognized from the asset sale. While the Company possessed certain tax attributes that could partially offset this liability, management estimated that the net tax impact of the Rolvedon asset sale would not be fully eliminated. The Board considered this potential for incremental tax leakage as a further reduction in net distributable value under the asset purchase structure.

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Ongoing Public Company Costs During Wind-Down.   Following a Rolvedon asset sale, Assertio would continue to exist as a publicly traded company with no operating business, no revenue-generating assets, and an obligation to maintain SEC reporting compliance (including annual audits, quarterly filings, and proxy filings) and potentially Nasdaq listing compliance — or, if delisted, the costs and administrative burden associated with managing a public shell through deregistration. Management estimated that the Company’s monthly operational expenses during the wind-down period, while reduced from current levels, would remain material and would accumulate over the multi-year distribution timeline, further eroding the value available for stockholders. The Board also considered the risk that Nasdaq delisting could constrain the Company’s ability to distribute proceeds in an orderly manner and could result in an illiquidity discount on the trading price of the Shares during the wind-down period.
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Redeployment Risk.   The Board considered whether the Company could, following a Rolvedon asset sale, redeploy the net proceeds into a new business or asset acquisition. However, the Board noted that the Company does not maintain an internal research and development pipeline, that the 17-month strategic review process, which evaluated sell-side, merger of equals and, to a lesser extent, buy-side transactions, did not yield a more attractive, desirably priced, executable alternative reasonably likely to present superior opportunities for Assertio to create greater value for Assertio’s stockholders. The Board further considered that the pool of acquisition targets within an executable size range for Assertio is limited. The Board also considered that, in the absence of a completed acquisition within one year, the Company could be deemed an unregistered investment company under the Investment Company Act of 1940, which would subject the Company to a prohibitive regulatory regime that would severely restrict its operations, acquisitions, and capital transactions. The Board concluded that the redeployment pathway did not present a viable or value-maximizing alternative for stockholders.

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Execution Risk and Complexity.   The Board considered the overall execution risk and complexity associated with the asset purchase pathways. Unlike a whole-company transaction — which involves a single set of definitive agreements, a single closing, and immediate payment to stockholders — a Rolvedon asset sale would require the Company to manage a multi-step process. Each step in this process introduces additional execution risk, professional fees, management attention, and the possibility of unforeseen costs and complications. The Board also considered that the optics and potential litigation risks of a structure in which officers and directors received change-in-control benefits at or near the time of the asset sale while stockholders were required to wait years for distributions could create additional liability exposure.

In the Board’s review of asset sale proposals, the Board believed, based on management’s preliminary analysis reviewed with management and representatives of Assertio’s legal and financial advisors, that the cumulative costs and deductions to be made prior to final distributions and the timing considerations described above would likely reduce the value of the headline asset price to a net present value per share materially below any of the per share prices offered by Garda and Parent. The Board’s consideration of the structural factors described above reinforced its belief that the cumulative structural disadvantages of an asset purchase — including the reduction in net distributable value, the extended distribution timeline, the tax and cost implications, and the execution complexity — weighed substantially in favor of a whole-company transaction.
•
Financial Consideration and Certainty of Value.   The Board considered the aggregate potential value and form of consideration to be received in the Offer and Merger by Assertio’s stockholders, including the following:

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the Offer Price provides immediate value and liquidity at a known value to Assertio’s stockholders and protects them from future risks related to Assertio’s business and financial markets generally;

•
the Offer Price represents a premium of approximately 30.6% to the $18.00 per Share all-cash transaction contemplated by the Original Garda Merger Agreement and a 7.8% premium to the $21.80 per Share all-cash transaction contemplated by the Amended Garda Merger Agreement;

•
the Offer Price represents a premium of approximately 75.8% to the unaffected market price of $13.37 per Share as of March 20, 2026 (the “Unaffected Trading Date”);

•
the Offer Price represents premiums of approximately 91.4% and 106.9% to the 30-day and 90-day volume-weighted average prices of the Shares, respectively, as calculated based on trading through the Unaffected Trading Date;

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the Offer Price implies a total equity value of approximately $166.4 million for Assertio;

•
the Offer Price represents a premium of approximately 27.6% to Assertio’s closing share price of $18.41 on April 8, 2026, the date of the Original Garda Merger Agreement, and the Board noted that the elevated share price and trading volume observed beginning the week of March 23, 2026 was not reflective of the Board’s view of Assertio’s unaffected intrinsic value; and
•
various additional risks and uncertainties that are set forth in Part I, Item 1A. of the Annual Report, as updated by Assertio’s subsequent filings with the SEC.

•
Opinion of Moelis & Company LLC.   The Board considered financial analysis reviewed and discussed with the Board on May 1, 2026 by Moelis in connection with the review by the Board of the proposed offer and merger provided for in the Amended Garda Merger Agreement, as well as the oral opinion of Moelis rendered to the Board on May 1, 2026, which was subsequently confirmed in writing by delivery of Moelis’ written opinion addressed to the Board dated the same date, to the effect that, as of May 1, 2026 and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the per share consideration to be received by the holders of the Company common stock in the offer and the merger contemplated by the Amended Garda Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Moelis & Company LLC.” The full text of the written opinion of Moelis, dated May 1, 2026, has been included in Annex I to this Schedule 14D-9 and is incorporated herein by reference.

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No Financing Contingencies.   The Board considered that Parent required no third-party financing for the Offer and the Merger and the Offer and the Merger were not subject to any financing contingencies.

•
Terms of the Merger Agreement.   The Board considered the terms and conditions of the Merger Agreement and the related transaction documents, including the following:

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Structure.   The transaction is structured as a tender offer followed by a short-form back-end merger under Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which allows for expeditious consummation of the transaction if the minimum tender condition is satisfied.

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MAE Definition.   One condition to the Offer is the absence of a Material Adverse Effect (“MAE”) with respect to Assertio. The MAE definition includes numerous customary carve-outs favorable to Assertio, including changes in general economic or market conditions, industry-wide developments, changes in applicable law or accounting principles, changes in stock price or credit ratings in and of themselves, failures to meet internal projections in and of themselves, political or geopolitical conditions, consequences of the announcement of the transaction, and any actions required or permitted by the Merger Agreement, subject in certain cases to a disproportionate-impact qualifier. This substantially limits the circumstances in which an MAE could be found.

•
Opportunity Under the Merger Agreement to Receive an Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Proposal.   The Board considered:

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At any time prior to the Acceptance Time under the Merger Agreement, the Company’s right under Section 6.4(b)(ii) to furnish information and participate in discussions with any person making an unsolicited bona fide written Acquisition Proposal that the Board determined constituted or could reasonably be expected to lead to a Superior Proposal, subject to the Company entering into a customary confidentiality agreement and concurrently providing any material non-public information to Parent; and

•
The Board’s right to terminate the Merger Agreement under Section 8.1(d)(ii) to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, subject to the procedural requirements of Section 6.4(b)(iv) (including three Business Days’ prior written notice to Parent, good-faith negotiation, and a determination by the Board that failure to terminate would be inconsistent with fiduciary duties).

•
Support Agreements.   In connection with the execution of the Merger Agreement, certain stockholders of Assertio entered into Support Agreements obligating each such member of the Board to irrevocably tender all of his or her Shares (including any new Shares acquired prior to the Termination Date) into the Offer and to refrain from transferring such Shares or taking any action inconsistent with the transactions contemplated by the Merger Agreement, subject to certain exceptions. The Board considered the directors’ willingness to enter into the Support Agreements as reaffirmation of the directors’ commitment to the transaction in their capacity as stockholders.
•
Likelihood and Speed of Consummation of the Offer and Merger.   The Board considered the likelihood that the Offer and Merger would be completed in a timely manner, including:

•
Parent’s ability to fund the Offer Price with available cash;

•
the absence of any financing condition in the Merger Agreement;

•
the fact that no governmental, regulatory or antitrust approvals are anticipated to present material obstacles to completion;

•
the fact that Parent and Assertio have both agreed to use their respective reasonable best efforts pursuant to the terms of the Merger Agreement and under applicable law to consummate the transactions contemplated by the Merger Agreement;

•
the simultaneous sign-and-close structure of the Cosette transaction avoiding a material closing contingency; and

•
the structure of the Transactions as a tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before Assertio’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•
Negotiation Process and Improvement in Consideration.   The Board considered the negotiations with Parent and other potential counterparties, including:

•
that, following the consideration of potential strategic alternatives over the course of the approximately 17-month strategic review process, the Board determined that none of the possible alternatives were reasonably likely to present superior opportunities for Assertio to create greater value for Assertio’s stockholders;

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the fact that the terms of the Offer and the Merger were the result of robust, arms’-length negotiations conducted by Assertio with the knowledge and at the direction of the Board and with the assistance of independent financial and legal advisors;

•
the Board’s decision to negotiate a post-signing window-shop provision under the Original Garda Merger Agreement permitting the Board to designate Qualified Bidders during a 20-day period following execution of the Merger Agreement, at a reduced termination fee of $1,750,000, reflecting the Board’s intention to ensure that the process remained open to competing offers while also providing deal certainty to Assertio’s stockholders; and

•
the fact that Assertio received two revised proposals during the window-shop period under the Original Garda Merger Agreement, including a proposal on April 27, 2026 from Parent that the Board deemed to be a Superior Proposal, that Garda provided a further revised proposal on April 30, 2026 that the Board deemed to be superior in price, certainty and timing to both the terms of the Original Garda Merger Agreement and the April 27th proposal from Parent, and that Parent subsequently provided a further revised proposal on May 4, 2026 that the Board deemed to be superior in price, certainty and timing to the terms of the Amended Garda Merger Agreement.

•
Outside Date.   The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Effective Time as described in the Merger Agreement, if the consummation of the Offer and the Merger shall not have occurred on or before July 12, 2026 (the “Outside Date”), which the Board believed would allow sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Assertio would be required to operate subject to the interim operating covenants set forth in the Merger Agreement and during which stockholders would face uncertainty regarding the consummation of the Transactions.

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Appraisal Rights.   The Board considered that statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Section 262 of the DGCL, providing an additional mechanism for stockholders who believe the Merger Consideration does not reflect the fair value of their Shares to seek a judicial determination of fair value. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Notice of Appraisal Rights.”

The Board also considered and analyzed a variety of risks and other potentially negative factors in determining whether to approve the Merger Agreement and the Transactions, including the following:
•
the fact that the Offer Price, while providing relative certainty of value, would not allow Assertio’s stockholders to participate in the possible growth and potential future earnings of Assertio following the completion of the Transactions;

•
the potential risk of diverting management attention and resources from the operation of Assertio’s business and towards completion of the Offer and the Merger in the event that the Transactions are not consummated in a timely manner or at all;

•
the fact that the pendency of the Merger may cause Assertio to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Assertio or as a result of certain restrictions on the conduct of Assertio’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on Assertio’s operating results in the event that the Transactions are not consummated in a timely manner or at all;

•
the interests of Assertio’s executive officers and directors and the fact that Assertio’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Assertio’s stockholders, generally, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements —  (a) Arrangements between Assertio and its Executive Officers, Directors and Affiliates”;

•
the costs involved in connection with entering into and completing the Transactions and related actions;

•
the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a Superior Proposal) on:

•
the trading price of the Shares, which could be adversely affected by many factors, including, if the Merger Agreement is terminated, (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Assertio, (ii) the possibility that the marketplace would consider Assertio to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of termination of the Merger Agreement;

•
Assertio’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Merger; and

•
Assertio’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•
the effect of the no-shop provision of the Merger Agreement that, subject to certain exceptions, restrict Assertio’s ability to initiate, solicit or knowingly encourage alternative acquisition proposals from third parties or engage in discussions or negotiations with third parties regarding a proposal to acquire Assertio, and the fact that, upon termination of the Merger Agreement in connection with a Superior Proposal, Assertio would be required to pay Parent a termination fee of $6,263,180 and reimburse Parent for payment of its termination fee of $5,810,000 under the Amended Garda Merger Agreement, which fees could discourage alternative proposals for an acquisition of Assertio or adversely affect the valuation that might be proposed by a third party;

•
the fact that the Merger Agreement, unlike the Original Garda Merger Agreement, does not include the window-shop provision or a lower termination fee for a superior proposal from a Qualified Bidder;

•
the fact that the gain realized by Assertio’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•
the risk of litigation in respect of the Transactions; and

•
other risks of the type and nature as further described below under “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Assertio and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that Assertio’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
The foregoing discussion of the Board’s reasons for its recommendation that Assertio’s stockholders tender their Shares to Merger Sub pursuant to the Offer addresses the information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Assertio’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Assertio’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”
(iii)   Certain Financial Projections
Assertio does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.
However, in connection with the Board’s review of potential strategic alternatives, Assertio’s management, at the direction of the Board, prepared unaudited financial projections for Assertio for fiscal years 2026 through 2029 on a risk-adjusted basis (the “Projections”), based on the best currently available estimates and good faith judgments of Assertio’s management at such time, to assist the Board in its strategic review and evaluation of Assertio’s intrinsic value. On April 8, 2026, Assertio’s management presented preliminary long-term financial projections to the Board in connection with the Board’s evaluation of the final Garda proposal leading up to the Original Garda Merger Agreement, with the view that the Projections then reflected the best currently available estimates and good faith judgments of senior management as to the future financial performance of Assertio on a risk-adjusted basis, and were, at the direction of the Board, to be used by Assertio’s financial advisor, Moelis, in connection with its financial analysis and opinion. Following confirmation from Assertio management that the Projections continued to reflect management’s best currently available estimates and good faith judgments of senior management as to the future financial performance of Assertio on a risk-adjusted basis, Moelis used and relied upon the Projections in connection with the rendering of its fairness opinion to the Board described below and performing its financial analysis in connection therewith.
The Projections reflect estimates and assumptions made by Assertio’s management, including, among other things, those with respect to probabilities of success; regulatory approval timing; product launch timing; peak sales and timing thereof for Rolvedon and the non-Rolvedon Assets; development and operating expenses, overhead and other costs and expenses; ability to raise future capital; and general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Assertio’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Assertio’s business and its results of operations. The Projections were developed solely using the information available to Assertio’s management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, among other things, the effect of regulatory actions, including the impact on potential product launch years, the ability to generate revenue for Rolvedon, the effectiveness of Assertio’s commercial execution for Rolvedon, the extent of competition, the success of clinical testing and development, manufacturing and supply availability, patent life and other potentially available regulatory exclusivity, the ability of Assertio to raise future capital on favorable terms or at all, the ability to attract and retain highly qualified personnel, the effect of global economic conditions, and increases in regulatory oversight and other risk factors described in the Annual Report on Form 10-K and Assertio’s subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.
None of Assertio, Parent or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of Assertio relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Assertio’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The Projections are included in this Schedule 14D-9 given that they were considered by the Board in its evaluation of the Offer and the Merger and used and relied upon by Moelis, at the direction of the Board, in connection with its financial analysis and opinion and not to influence any stockholder’s decision as to whether to tender its shares into the Offer. Except as required by applicable law, neither Assertio nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account if evaluating the Projections, which were prepared as of a date prior to the preparation of this Schedule 14D-9.
The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Assertio in its public filings with the SEC. The Projections were developed by Assertio’s management on a standalone basis without giving effect to the Merger, the Offer or the other transactions contemplated by the Merger Agreement, and therefore the Projections do not give effect to the proposed Merger or any changes to Assertio’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the proposed Merger and the Offer. Furthermore, the Projections do not take into account the effect of any failure of the proposed Merger to be completed and should not be viewed as accurate or continuing in that context.
The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Assertio or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, which may differ materially from the assumptions upon which the Projections are based, and this information should not be relied upon as such. Assertio’s management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.
The Projections include Assertio’s management’s estimates of adjusted EBITDA and unlevered free cash flow, which are non-GAAP financial measures. Due to the forward-looking nature of these projections,

specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and Assertio’s management does not believe it is feasible to provide accurate forecasted non-GAAP reconciliations. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a U.S. GAAP financial measure were not provided to or relied upon by the Board, in connection with its evaluation of the Transactions, or Moelis in connection with its financial analysis and the opinion that Moelis rendered in connection with the Transactions. Accordingly, Assertio has not provided a reconciliation of the financial measures included in the Projections to the relevant U.S. GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger and the Offer.
In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections set forth below. The information and tables set forth below are included solely to give Assertio’s stockholders access to the Projections that were made available to the Board and Moelis and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender shares pursuant to the Offer or for any other purpose:
	The Projections
($ in Millions)	2026E	2027E	2028E	2029E
Rolvedon	$96.6	$108.4	$72.3	$47.7
Non-Rolvedon	29.0	24.4	21.7	20.5
Total Revenue	$125.5	$132.8	$94.0	$68.2
Rolvedon	$75.9	$85.0	$50.1	$26.4
Non-Rolvedon	23.1	19.2	17.0	15.9
Total Gross Profit	$99.1	$104.3	$67.1	$42.3
Adj. EBITDA	$40.4	$44.2	$13.4	$0.1
Unlevered Free Cash Flow	$46.7(3)	$49.6	$3.1	$(9.7)
Unlevered Free Cash Flow (giving effect to Asset Sale)	$33.2(4)	$39.9	$(3.9)	$(18.8)

(1)
“Adjusted EBITDA” is defined as net income (loss) before interest expense, interest income, income tax expense (benefit), depreciation and amortization, and further adjusted to exclude certain items that management does not consider indicative of the Company’s ongoing operating performance. Such adjustments may include, as applicable, stock-based compensation expense, transaction-related costs, restructuring charges, fair value adjustments to contingent consideration or derivative liabilities, legal settlement cost, gains or losses on asset sales or divestitures, impairments of long-lived assets, and other similar items.

(2)
“Unlevered Free Cash Flow” is defined as Adjusted EBITDA, less capital expenditures, less cash taxes, less increases in net working capital, plus decreases in net working capital, less stock based compensation expense and further adjusted for other one-time and non-cash items as deemed appropriate by management to reflect the cash-generating ability of the business on a debt-free basis.

(3)
For purposes of Moelis’ discounted cash flow analysis, Moelis used a valuation date of March 31, 2026 and accordingly only considered management’s estimate of unlevered free cash flows for the nine months ending December 31, 2026 of $43.1 million.

(4)
For purposes of Moelis’ illustrative RemainCo discounted cash flow analysis, Moelis used a valuation date of March 31, 2026 and accordingly only considered management’s estimate of unlevered free cash flows for the nine months ending December 31, 2026 of $34.2 million.

(iv)   Opinion of Moelis & Company LLC
At the meeting of the Board on May 1, 2026 to evaluate and approve the transactions contemplated by the Amended Garda Merger Agreement, Moelis delivered an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 1, 2026, addressed to the Board to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the per share consideration to be received by the holders of the Company common stock in the offer and the merger contemplated by the Amended Garda Merger Agreement was fair, from a financial point of view, to such holders. Given the increase in the per share consideration reflected in the Merger Agreement with Parent, the Board determined not to seek an opinion from Moelis as to the fairness of the per share consideration to be received in the Offer and the Merger contemplated by the Merger Agreement with Parent.
The summary of the written opinion of Moelis set forth below is qualified in its entirety by the full text of Moelis’ written opinion dated May 1, 2026, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, and which is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Board (solely in its capacity as such) in its evaluation of the offer and merger under the Amended Garda Merger Agreement. Moelis’ opinion was limited solely to the fairness, from a financial point of view, to the holders of the Company common stock of the per share consideration to be received by such holders in the offer and the merger under the Amended Garda Merger Agreement, and does not address the Company’s underlying business decision to effect the transactions contemplated by the Amended Garda Merger Agreement or the Merger Agreement with Parent or the relative merits thereof as compared to any alternative business strategies or transactions that might be available to the Company. Moelis’ opinion does not constitute a recommendation to any holder of securities as to how such holder of securities should vote or act with respect to the transactions contemplated by the Merger Agreement with Parent or any other matter, including whether such holder of securities should tender shares into the Offer. Moelis’ opinion was approved by a Moelis fairness opinion committee.
In arriving at its opinion, Moelis, among other things:
•
reviewed, as of the date of the Original Garda Merger Agreement, certain publicly available business and financial information relating to the Company;

•
reviewed, as of the date of the Original Garda Merger Agreement, certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Moelis by the Company, including financial forecasts, as of the date of the Original Garda Merger Agreement, provided to or discussed with Moelis by the management of the Company;

•
reviewed, as of the date of the Original Garda Merger Agreement, information regarding the capitalization of the Company furnished to Moelis by the Company;

•
reviewed certain financial implications arising from the consummation of the transactions contemplated by the Cosette APA, pursuant to which Cosette acquired certain assets of the Company;

•
conducted discussions with members of the senior management and representatives of the Company concerning the information described in the preceding four bullets, as well as the business and prospects, as of the date of the Original Garda Merger Agreement, of the Company generally;

•
reviewed, as of the date of the Original Garda Merger Agreement, the reported prices and trading activity for the Company common stock;

•
considered the results of efforts by or on behalf of the Company, including by Moelis at the Company’s direction, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of the Company;

•
reviewed, as of the date of the Original Garda Merger Agreement, publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed appropriate;

•
reviewed, as of the date of the Original Garda Merger Agreement, the financial terms of certain other transactions that Moelis deemed appropriate;

•
reviewed the Original Garda Merger Agreement and an execution version of the Amended Garda Merger Agreement furnished to Moelis on April 30, 2026;

•
participated in certain discussions and negotiations among representatives of the Company and Garda and their advisors; and

•
conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with Moelis’ analysis and opinion, Moelis relied on the information supplied to, discussed with or reviewed by Moelis being complete and accurate in all material respects. Moelis did not independently verify any such information (or assume any responsibility for the independent verification of any such information). Moelis also relied on the representation of the Company’s management that the Company’s management is not aware of any facts or circumstances that would make any such information inaccurate or misleading. Moelis relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, Moelis assumed that such financial forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments, as of the date of the Original Garda Merger Agreement, of the management of the Company as to the future performance of the Company. Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor was Moelis furnished with any such evaluation or appraisal. In reaching its opinion, Moelis considered that (i) the Company had executed, and remained subject to the terms and conditions of, the Original Garda Merger Agreement and (ii) the per share consideration to be received by the holders of Company common stock pursuant to the Amended Garda Merger Agreement exceeded the reasonably expected value (based on information provided by the Company) of the consideration to be received by the holders of Company common stock pursuant to the Original Garda Merger Agreement.
Moelis’ opinion does not address the Company’s underlying business decision to effect the transactions contemplated by the Amended Garda Merger Agreement or the Merger Agreement with Parent as compared to any alternative business strategies or transactions that might be available to the Company. Moelis’ opinion does not address any legal, regulatory, tax or accounting matters. Moelis was not asked to, nor did Moelis, offer any opinion as to any terms of the Amended Garda Merger Agreement or the Merger Agreement with Parent or any aspect or implication of the transactions contemplated by the Amended Garda Merger Agreement or the Merger Agreement with Parent, except for the fairness of the per share consideration under the Amended Garda Merger Agreement from a financial point of view to the holders of Company common stock. Moelis did not express any opinion as to fair value, viability or the solvency of the Company following the closing of any offer or merger or at any time. In rendering its opinion, Moelis assumed that the final executed form of the Amended Garda Merger Agreement would not differ in any material respect from the draft that Moelis had reviewed, that the offer and the merger under the Amended Garda Merger Agreement would be consummated in accordance with their terms without any waiver or modification that could be material to Moelis’ analysis, that the representations and warranties of each party set forth in the Amended Garda Merger Agreement were accurate and correct, and that the parties to the Amended Garda Merger Agreement would comply with all the material terms of the Amended Garda Merger Agreement. Moelis assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the transactions contemplated by the Amended Garda Merger Agreement would be obtained, except to the extent that could not be material to Moelis’ analysis.
Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date on which the opinion was delivered, and Moelis assumes no responsibility to update its opinion for developments occurring or coming to Moelis’ attention after the date on which it was delivered. As the Board was aware, the credit, financial and stock markets have been experiencing unusual volatility and Moelis expressed no opinion or view as to any potential effects of such volatility on the Company or the transactions contemplated by the Amended Garda Merger Agreement.

Moelis’ opinion was for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the offer and the merger under the Amended Garda Merger Agreement. Moelis’ opinion did not constitute a recommendation as to how any holder of securities should act with respect to the offer or the merger under the Amended Garda Merger Agreement or any other matter. Moelis’ opinion did not address the fairness of the offer or the merger under the Amended Garda Merger Agreement, or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the per share consideration to be received by the holders of Company common stock under the Amended Garda Merger Agreement from a financial point of view to the holders thereof. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transactions contemplated by the Amended Garda Merger Agreement, or any class of such persons, relative to the per share consideration or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.
Summary of Financial Analyses
The following is a summary of the material financial analyses presented by Moelis in connection with the delivery of its opinion to the Board at a meeting held on May 1, 2026. This summary describes the material analyses underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.
Discounted Cash Flow Analysis
Moelis performed a discounted cash flow (“DCF”) analysis of the Company (using at the direction of the Company’s management financial forecasts prepared in connection with the Board’s review of the transactions contemplated by the Original Garda Merger Agreement and without giving effect to the Asset Sale) to calculate the present value, as of March 31, 2026, of (i) the estimated future unlevered after-tax free cash flows projected by management of the Company to be generated by the Company for the nine-months ending December 31, 2026 and the calendar years ending December 31, 2027 through December 31, 2029 and (ii) an estimated range of terminal values calculated as described below.
For purposes of the DCF analysis, unlevered free cash flow was calculated as earnings before interest and taxes (or EBIT) (i) less cash taxes, (ii) less capital expenditures, (iii) plus depreciation and amortization expense and (iv) plus or minus changes in net working capital (adjusted for certain one-time expenses and non-cash items), as provided, and approved for Moelis’ use, by the Company. Moelis treated stock-based compensation expense as a cash cost and assumed, at the direction of the Company’s management, that no income taxes would be payable during the forecast period.
To derive a range of terminal values for the Company, Moelis applied, taking into account recent and long-term historical trading next twelve-month revenue multiples for the Company and Moelis’ professional judgment, a revenue multiple range of 0.10x to 0.90x to 2029E revenue (which, for purposes of the DCF analysis, was assumed to be equal to the terminal year revenue, per Company management) as reflected in the Company’s financial forecasts. In performing the DCF analysis of the Company, Moelis utilized a range of discount rates of 15.00% to 20.25% based on an estimated range of weighted average cost of capital (“WACC”) for the Company. The WACC range was derived using the capital asset pricing model and a size premium.
Moelis used the foregoing range of discount rates to calculate an implied range of enterprise values for the Company by discounting to present values as of March 31, 2026 (i) the unlevered after-tax free cash flows as reflected in the projections of the Company’s management for the nine-months ending December 31, 2026 and the calendar years ending December 31, 2027 through December 31, 2029 and (ii) the estimated range of terminal values. Moelis then accounted for (i) the Company’s net cash of $31.4 million, as provided by the Company, as of March 31, 2026 and (ii) the number of shares of Company common stock as of April 3, 2026, as provided by the Company, calculated on a fully diluted basis using the treasury stock method, to derive an illustrative per share equity value range.
The DCF analysis indicated an implied range of equity values per share of Company common stock of $16.06 to $20.55, as compared to the per share consideration payable to holders of Company common stock in the offer and the merger under the Amended Garda Merger Agreement of $21.80 per share. The Offer Price reflected in the Offer and the Merger contemplated by the Merger Agreement with Parent is $23.50 per share.
Other Information
Moelis also noted for the Board certain additional factors that were not relied upon by Moelis as part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes only, including, among other things:
RemainCo (Pro Forma for Asset Sale) Discounted Cash Flow Analysis
Moelis performed a discounted cash flow analysis of the Company after giving effect to the Asset Sale (the “RemainCo,” and such analysis, the “RemainCo DCF Analysis”), using financial forecasts prepared by the Company’s management that give effect to the Asset Sale to calculate the present value, as of March 31, 2026, of (i) the estimated future unlevered after-tax free cash flows projected by management of the Company attributable to Rolvedon to be generated by the Company for the nine months ending December 31, 2026 and the calendar years ending December 31, 2027 through December 31, 2029 and (ii) an estimated range of terminal values calculated as described below. To derive a range of terminal values for the Company, Moelis applied the same revenue multiple range, as indicated in the DCF analysis described above of 0.10x to 0.90x to 2029E revenue attributable to Rolvedon (which, for purposes of the RemainCo DCF Analysis, was assumed to be equal to the terminal year revenue, per the Company’s management) as reflected in the Company’s financial forecasts. In performing the RemainCo DCF Analysis, Moelis utilized the same range of discount rates, as indicated in the DCF analysis described above, of 15.00% to 20.25%. Moelis then accounted for (i) the Company’s net cash of $63.5 million, as provided by the Company, as of March 31, 2026 (pro forma for the Asset Sale) and (ii) the number of shares of Company common stock as of April 27, 2026, as provided by the Company, calculated on a fully diluted basis using the treasury stock method, to derive an illustrative per share equity value range. This RemainCo DCF Analysis indicated an implied range of equity values per share of Company common stock of $16.83 to $19.81.
Analyst Price Targets
Moelis reviewed four publicly available Wall Street research analysts’ price targets for the Company common stock published prior to the date of the Original Garda Merger Agreement on March 17 and 18, which ranged from $28.00 to $45.00 per share, with an average price target of $38.25 per share.
52-Week Low/High Company Per Share Closing Prices
Moelis reviewed the historical trading performance of the shares of Company common stock over two 52-week periods prior to the date of the Original Garda Merger Agreement, one ending April 2, 2026 and the other ending March 20, 2026 (which may represent an unaffected trading date for the Company’s common stock given subsequent elevated share price performance and trading volumes), which reflected closing stock prices ranging from a low of $8.65 per share on April 9, 2025 to a high of $19.88 per share on April 1, 2026, and a low of $8.65 per share on April 9, 2025 to a high of $14.62 per share on September 18, 2025, respectively.
Selected Companies Analysis
Moelis reviewed trading multiples for selected public companies (based on closing prices as of April 2, 2026, prior to the date of the Original Garda Merger Agreement), but made a determination not to rely on a selected companies analysis in its financial analysis in arriving at its opinion due to a lack of comparability of these selected companies to the Company (including as a result of, among other things, (i) the Company’s management projects zero 2029E Adjusted EBITDA (see “— Certain Financial Projections”), (ii) the Company’s lead asset, Rolvedon, will benefit from temporary near-term reimbursement tailwinds prior to rapid erosion in projected revenues by the end of the projected period as reflected in the Company’s financial forecasts, (iii) the Company is dependent on Rolvedon, which has a limited product life cycle, and (iv) the Company does not pursue its own research and development and the Company has not projected illustrative acquisitions to supplement growth. For illustrative purposes, the high, low, mean and median enterprise value to 2026E revenue multiples, as of April 2, 2026, for the selected public companies were 2.6x, 0.9x, 1.8x and 1.6x, respectively.
Selected Precedent Transactions Analysis
Moelis reviewed selected precedent transactions announced prior to the date of the Original Garda Merger Agreement, but made a determination not to rely on a selected precedent transactions analysis in its financial analysis in arriving at its opinion due to a lack of comparability of these selected precedent transactions to the Offer and the Merger (including as a result of, among other things, (i) the Company’s management projects zero 2029E Adjusted EBITDA (see “— Certain Financial Projections”), (ii) the Company’s lead asset, Rolvedon, will benefit from temporary near-term reimbursement tailwinds prior to rapid erosion in projected revenues by the end of the projected period as reflected in the Company’s financial forecasts), (iii) the Company is dependent on Rolvedon, which has a limited product life cycle, and (iv) the Company does not pursue its own research and development and the Company has not projected illustrative acquisitions to supplement growth. For illustrative purposes, the high, low, mean and median upfront transaction value (excluding contingent consideration) to last twelve-month revenue multiples, at announcement of and implied by the selected precedent transactions, were 10.0x, 1.2x, 3.8x and 3.4x, respectively.
Miscellaneous
This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.
No company used in the analyses described above is identical to the Company. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company nor Moelis nor any other person assumes responsibility if future results are materially different from those forecast.
The per share consideration payable in the offer and the merger under the Amended Garda Merger Agreement was determined through arms’ length negotiations between the Company and Garda (and the per share consideration payable in the Offer and the Merger under the Merger Agreement with Parent was determined through arms’ length negotiations between the Company and Parent), and were approved by the Board. Moelis did not recommend any specific consideration to the Company or the Board, or that any specific amount or type of consideration constituted the only appropriate consideration to be paid in the offer and the merger under the Original Garda Merger Agreement, the Amended Garda Merger Agreement or the Merger Agreement with Parent.
Moelis acted as financial advisor to the Company in connection with the Offer and the Merger. The Company agreed to pay Moelis certain fees for its services in connection with its engagement, including (i) an opinion fee of $1.5 million that became payable to Moelis upon the substantial completion by Moelis of the work in connection with rendering its opinion relating to the Original Garda Merger Agreement (regardless of the conclusion reached in the opinion) and which will be offset, to the extent previously paid, against the transaction fee referred to in clause (iii), (ii) an opinion fee of $1.5 million that became payable to Moelis upon the substantial completion by Moelis of the work in connection with rendering its opinion relating to the Amended Garda Merger Agreement (regardless of the conclusion reached in the opinion) and which will be offset, to the extent previously paid, against the transaction fee referred to in clause (iii), and (iii) a transaction fee based on the transaction value to be determined at the closing of the Transactions, payable to Moelis upon consummation of the Transactions. The transaction fee is currently estimated to be approximately $5.1 million. Moelis also previously received retainer fees of $250,000 from the Company in connection with its engagement. Moelis will also receive a fee of approximately $1.05 million from the Company, which became payable upon the consummation of the Asset Sale. In addition, the Company has agreed to reimburse Moelis for certain of its expenses, including reasonable attorney’s fees and disbursements, and to indemnify Moelis and related persons for various liabilities, including certain liabilities under the federal securities laws.
Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of the Company, Parent, Merger Sub, Guarantor, Cosette, Avista Capital Holdings, LP, an investor in Cosette, Hamilton Lane, an investor in Cosette, and Garda, and their respective affiliates. In the past three years prior to the date of the opinion, Moelis provided investment banking and other services to the Company unrelated to the Merger, including having acted as a financial advisor to the Company in connection with an activism defense project, for which Moelis received compensation of $150,000. In the past three years prior to the date of its opinion, Moelis provided and is currently providing investment banking and other services to Parent and its affiliates unrelated to the Transactions, for which Moelis would expect to receive compensation. Moelis is currently engaged as financial advisor to Parent or an affiliate thereof in connection with a potential transaction. If such transaction is consummated, Moelis expects to receive fees of approximately $3.0 million. In the past three years prior to the date of the opinion, Moelis acted as financial advisor to a portfolio company of Avista Capital Holdings, LP in connection with a recapitalization transaction unrelated to the Merger, which such transaction closed in February 2023 and for which Moelis received compensation of approximately $4.1 million. In the past three years prior to the date of the opinion, Moelis has not been engaged by (and has not received any fees from) Merger Sub, Cosette, Hamilton Lane, or Garda.
In the future, Moelis and its affiliates may provide investment banking or other services to the Company, Parent, Merger Sub, Guarantor, Cosette, Avista Capital Holdings, LP, Hamilton Lane, Garda and their respective affiliates, for which Moelis would expect to receive compensation for such services.
The Board selected Moelis as its financial advisor in connection with the transactions contemplated by the Merger Agreement because Moelis has substantial experience in similar transactions and familiarity with the Company and the sector in which the Company is engaged. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.
(v)   Intent to Tender
To Assertio’s knowledge, after making reasonable inquiry, all of Assertio’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Date, as it may be extended from time to time (other than Shares for which such holder does not have discretionary authority). In addition, each of the six members of the Board has entered into Support Agreements obligating each such director to tender his or her Shares in the Offer as described above under “— (ii) Reasons for Recommendation — Terms of the Merger Agreement.” The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Item 5.   Person/Assets Retained, Employed, Compensated or Used.
The Board selected Moelis as its financial advisor in connection with the Transactions. Moelis’ opinion to the Board, referred to above under “Item 4. The Solicitation or Recommendation,” does not constitute a recommendation to any of Assertio’s stockholders as to whether or not such stockholders should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. In connection with Moelis’ services as a financial advisor to the Board, Assertio has agreed to pay Moelis certain fees for its services in connection with the Transactions, including (i) retainer fees of $250,000 in the aggregate, (ii) a fee, in connection with the Original Garda Merger Agreement, which fee will be offset, to the extent previously paid, against the transaction fee described below, of $1.5 million, (iii) a fee in connection with the Amended Garda Merger Agreement, which fee will be offset, to the extent previously paid, against the transaction fee described below, of $1.5 million, and (iv) a transaction fee that is contingent upon the consummation of the Transactions. The transaction fee payable in connection with the Offer and the Merger is calculated by reference to the fully diluted equity value of Assertio implied by the Transactions and is currently estimated to be approximately $5.1 million. Assertio has also agreed to pay Moelis a transaction fee in connection with the Asset Sale of approximately $1.05 million, which became payable upon the consummation of the Asset Sale. In addition, Assertio has agreed to reimburse certain of Moelis’ expenses arising, and to indemnify Moelis and related persons against certain liabilities that may arise, out of Moelis’ engagement.
Neither Assertio nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Assertio’s stockholders on its behalf with respect to the Transactions.

Item 6.   Interest in Securities of the Subject Company.
No transactions with respect to the Shares have been effected by Assertio, or, to Assertio’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of Assertio, during the 60 days prior to the date of this Schedule 14D-9.
Item 7.   Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), Assertio is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Assertio’s securities by Assertio, Assertio’s affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Assertio or Assertio’s affiliates, (iii) any purchase, sale or transfer of a material amount of assets of Assertio or any affiliate of Assertio or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Assertio.
As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase.
The information set forth in Section 11 (The Merger Agreement; Other Agreements) and Section 12 (Purpose of the Offer; Plans for Assertio) of the Offer to Purchase is incorporated herein by reference.
Item 8.   Additional Information.
Conditions to the Offer
The information set forth in Section 16 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval Not Required
On May 13, 2026, the Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Assertio and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that Assertio’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. If Merger Sub acquires, pursuant to the Offer, a number of Shares that, together with the Shares, if any, then beneficially owned by Merger Sub and its “affiliates” (as such term is defined in Section 251(h)(6) of the DGCL) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as such term is defined in Section 251(h)(6) of the DGCL), would represent at least one Share more than 50% of the number of Shares that are issued and outstanding at the Acceptance Time, Merger Sub will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Assertio’s stockholders.
State Takeover Laws
Assertio’s Amended and Restated Certificate of Incorporation provides that Assertio has elected not to be governed by Section 203 of the DGCL. Accordingly, the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL do not apply to the Transactions.
Assertio’s Board of Directors has approved the Merger Agreement, the Transactions, the Support Agreements and the transactions contemplated thereby in accordance with the DGCL, including for purposes of any other applicable state takeover statute. Assertio does not believe any other state takeover statute applies to the Transactions.

Notice of Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, Assertio’s stockholders or beneficial owners who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by Assertio and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.
The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that Assertio will take no action to perfect any appraisal rights of any stockholder or beneficial owner.
Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Assertio’s stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:
•
prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Assertio at the address indicated below a written demand for appraisal of

Shares held, which demand must reasonably inform Assertio of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;
•
not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Acceptance Time);

•
continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•
comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•
in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.
Written Demand
All written demands for appraisal should be addressed to Assertio Holdings, Inc., 100 South Saunders Rd., Suite 300, Lake Forest, IL 60045, Attention: Chief Operating Officer.
A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder (including any beneficial owner) of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Assertio is under no obligation to and has no present intention to file a petition and holders should not assume that Assertio will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder (including any beneficial owner) of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any such holder (including any beneficial owner) of Shares (each, a “Dissenting Holder,” and such Shares, “Dissenter Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenter Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Dissenter Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal, with respect to all Shares, if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal by delivering a written withdrawal either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, and further in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.
STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Legal Proceedings
There are currently no legal proceedings relating to the Transactions or the Support Agreements.
Annual Report
For additional information regarding the business and the financial results of Assertio, please see the Annual Report.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs. Forward-looking statements speak only as of the date they are made and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur.
In particular, this Schedule 14D-9 includes forward-looking statements regarding the Company, the proposed tender offer by Merger Sub, a wholly owned subsidiary of Parent to acquire all outstanding shares of the Company’s common stock, the subsequent merger pursuant to which the Company would become a wholly owned subsidiary of Parent, including, without limitation, statements regarding the expected timing and completion of these transactions and the parties’ ability to satisfy the conditions to consummation.
Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “opportunity,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “target,” “will,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology.
These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, many of which are beyond the Company’s control and subject to change. Actual results could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ materially include, among others: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur in which case Rolvedon would be the Company’s only product; uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; the possibility that further competing offers will be made; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the outcome of any legal proceedings that may be instituted against the parties and others related to the transaction; unanticipated difficulties or expenditures relating to the proposed transaction; the effect of the announcement or pendency of the proposed transaction on the Company’s business and operating results (including the response of business partners and competitors and potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction); risks related to the diverting of management’s attention from the Company’s ongoing business operations; general economic and market conditions; and other risks and uncertainties identified in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings. Many of these risks and uncertainties may be exacerbated by public health emergencies and general macroeconomic conditions.
The foregoing list of factors is not exhaustive. You should not place undue reliance on any forward-looking statements. The Company does not assume, and hereby disclaims, any obligation to update or revise any forward-looking statements, except as required by law.

Item 9.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 18, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Merger Sub with the SEC on May 18, 2026 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)(A)	Press Release issued by Assertio on May 13, 2026 (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed by Assertio with the SEC on May 13, 2026).
(a)(5)(B)	Opinion Letter of Moelis & Company LLC to the Board of Directors of Assertio Holdings, Inc., dated May 1, 2026 (included as Annex I to this Schedule 14D-9).
(a)(5)(C)	Form of Tender and Support Agreement, dated as of May 13, 2026, by and among Zydus Worldwide DMCC, Zara Merger Sub Inc. and each member of the Board of Directors of Assertio Holdings, Inc. (included as Exhibit A to the Agreement and Plan of Merger, dated as of May 13, 2026, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 13, 2026).
(a)(5)(D)	Email to employees of Assertio Holdings, Inc., first used on May 13, 2026 (incorporated herein by reference to Exhibit 99.1 to Schedule 14D-9C filed by Assertio Holdings, Inc. with the SEC on May 13, 2026).
(e)(1)	Agreement and Plan of Merger, dated as of May 13, 2026, among Parent, Merger Sub, Assertio and Guarantor (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Assertio with the SEC on May 13, 2026).
(e)(2)	[Reserved]
(e)(3)	Definitive Proxy Statement of Assertio in respect of its 2026 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A, filed by Assertio with the SEC on April 6, 2026).
(e)(4)	Annual Report of Assertio on Form 10-K for the fiscal year ended December 31, 2025 (incorporated by reference to the Annual Report on Form 10-K for fiscal year ended December 31, 2025 filed by Assertio with the SEC on March 16, 2026).
(e)(5)	Quarterly Report of Assertio on Form 10-Q for the period ended March 31, 2026 (incorporated by reference to the Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed by Assertio with the SEC on May 8, 2026).
(e)(6)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K12B filed on May 19, 2020).
(e)(7)	Form of Management Continuity Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on March 10, 2022).
(e)(8)	Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 7, 2026).
(e)(9)	Form of Equity Award Documents under Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on March 8, 2023).
(e)(10)	Form of Equity Award Documents for Inducement Grants (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on March 8, 2023).
(e)(11)	Amended and Restated Annual Bonus Plan (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on March 16, 2026).

Exhibit No.	Description
(e)(12)	Non-Employee Director Compensation and Grant Policy (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 7, 2024).
(e)(13)
Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 10.27 to Zyla Life Sciences’ Annual Report on Form 10-K filed on March 26, 2020).

(e)(14)	Form of Non-Qualified Stock Option Agreement of Zyla Life Sciences (incorporated by reference to Exhibit 10.18 to Zyla Life Sciences’ Quarterly Report on Form 10-Q filed on May 17, 2019).
(e)(15)
Management Continuity Agreement, dated as of May 29, 2024, between the Company and Brendan P. O’Grady (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 7, 2024).

(e)(16)	Offer Letter, dated as of October 27, 2025, between the Company and Mark Reisenauer (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on March 16, 2026).
(e)(17)
Management Continuity Agreement, dated as of January 26, 2026, between the Company and Mark Reisenauer (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 16, 2026).

(e)(18)
Asset Purchase Agreement, dated as of April 8, 2026, by and among Assertio and certain of its subsidiaries, as sellers, and Cosette Pharmaceuticals, Inc., as buyer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on April 9, 2026).

(e)(19)
Amendment to the Employee Confidentiality & Restrictive Covenant Agreement, dated as of April 8, 2026, by and between Assertio and Mark Reisenauer (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K/A filed with the SEC on April 9, 2026).

(e)(20)	Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2024).
(e)(21)	Second Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Post-Effective Amendment on Form S-8 filed with the SEC on June 4, 2020).
(g)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Assertio Holdings, Inc.
By:	/s/ Mark Reisenauer Name: Mark Reisenauer Title: Chief Executive Officer
Dated: May 18, 2026

Annex I
Opinion of Moelis & Company LLC
May 1, 2026
Board of Directors
Assertio Holdings, Inc.
100 South Saunders Road, Suite 300
Lake Forest, Illinois 60045
Members of the Board:
As you are aware, Assertio Holdings, Inc. (the “Company”) has entered into the Agreement and Plan of Merger, dated as of April 8, 2026 (the “Original Agreement”), by and among Garda Therapeutics, Inc. (“Parent”), Audi Merger Sub, Inc. a wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Company is proposing to enter into an Amended and Restated Agreement and Plan of Merger (the “Agreement”) by and among Parent, Purchaser and the Company. You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (“Company Common Stock”), of the Company of the Consideration (as defined below) to be received by such holders pursuant to the Agreement. As more fully described in the Agreement, (i) Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Company Common Stock for $21.80 per share in cash (the “Consideration”), without interest, and (ii) following the completion of the Offer, Purchaser will merge with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and each issued and outstanding share of Company Common Stock, other than shares held in the treasury of the Company or owned, directly or indirectly, by Parent or Purchaser immediately prior to the effective time of the Merger and shares as to which the holder has properly demanded appraisal in accordance with Section 262 of the General Corporation Law of the State of Delaware, will be converted into the right to receive the Consideration.
In arriving at our opinion, we have, among other things: (i) reviewed, as of the date of the Original Agreement, certain publicly available business and financial information relating to the Company; (ii) reviewed, as of the date of the Original Agreement, certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts, as of the date of the Original Agreement, provided to or discussed with us by the management of the Company; (iii) reviewed, as of the date of the Original Agreement, information regarding the capitalization of the Company furnished to us by the Company; (iv) reviewed certain financial implications arising from the consummation of the transactions contemplated by the asset purchase agreement, dated as of April 8, 2026, by and among the Company, certain wholly owned subsidiaries of the Company and Cosette Pharmaceuticals, Inc. (“Asset Purchaser”), pursuant to which Asset Purchaser acquired certain assets of the Company (the “Asset Sale”); (v) conducted discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) through (iv) of this paragraph, as well as the business and prospects, as of the date of the Original Agreement, of the Company generally; (vi) reviewed, as of the date of the Original Agreement, the reported prices and trading activity for the Company Common Stock; (vii) considered the results of efforts by or on behalf of the Company, including by us at the Company’s direction, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of the Company; (viii) reviewed, as of the date of the Original Agreement, publicly available financial and stock market data of certain other companies in lines of business that we deemed appropriate; (ix) reviewed, as of the date of the Original Agreement, the financial terms of certain other transactions that we deemed appropriate; (x) reviewed the Original Agreement and an execution version of the Agreement furnished to us on April 30, 2026; (xi) participated in certain discussions and negotiations among representatives of the Company and Parent and their advisors; and (xii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
399 Park Avenue | 4th Floor | New York, NY 10022
Moelis & Company LLC doing business as Moelis

In connection with our analysis and opinion, we have relied on the information supplied to, discussed with or reviewed by us being complete and accurate in all material respects. We have not independently verified any such information (or assumed any responsibility for the independent verification of any such information). We have also relied on the representation of the Company’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. We have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments, as of the date of the Original Agreement, of the management of the Company as to the future performance of the Company. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In reaching our opinion set forth below, we have considered that (i) the Company has executed, and remains subject to the terms and conditions of, the Original Agreement and (ii) the Consideration to be received by the holders of Company Common Stock pursuant to the Agreement exceeds the reasonably expected value (based on information provided by the Company) of the consideration to be received by the holders of Company Common Stock pursuant to the Original Agreement.
Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. Our opinion does not address any legal, regulatory, tax or accounting matters. We have not been asked to, nor do we, offer any opinion as to any terms of the Agreement, or any aspect or implication of the Transaction, except for the fairness of the Consideration from a financial point of view to the holders of Company Common Stock. We are not expressing any opinion as to fair value, viability or the solvency of the Company following the closing of the Offer or the Merger or at any time. In rendering this opinion, we have assumed that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Offer and the Merger will be consummated in accordance with their terms without any waiver or modification that could be material to our analysis, that the representations and warranties of each party set forth in the Agreement are accurate and correct, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments occurring or coming to our attention after the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company or the Transaction.
We have acted as your financial advisor in connection with the Transaction and have received and will receive fees for our services, a significant portion of which is contingent upon the consummation of the Offer. We previously became entitled to receive a fee in connection with the transactions contemplated by the Original Agreement and have received retainer fees from the Company in connection with our engagement. We also became entitled to receive a fee upon the substantial completion of our work in connection with the delivery of this opinion, regardless of the conclusions reached herein. In addition, we became entitled to receive a fee from the Company in connection with the consummation of the Asset Sale. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company, Parent and Asset Purchaser and their respective affiliates. In the two years prior to the date hereof, we have provided investment banking and other services to the Company unrelated to the Transaction, for which we have received compensation, including having acted as a financial advisor to the Company in connection with an activism defense project. In the two years prior to the date hereof, we have not been engaged by (and have not received any fees from) Parent, Purchaser or Asset Purchaser. In the future, we may provide investment banking or other services to the Company, Parent, Purchaser and Asset Purchaser and/or their respective affiliates, for which we would expect to receive compensation for such services.
This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Company Common Stock. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.
Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of Company Common Stock in the Offer and the Merger pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,
MOELIS & COMPANY LLC

Annex II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS
§ 262. Appraisal rights
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2)   If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)   Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e)   Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)   Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g)   At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k)   Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l)   The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.